     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2001

                                                      REGISTRATION NO. 333-55460
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                   PODS, INC.
       (Exact name of small business issuer as specified in its charter)
                             ---------------------
                             6061 45TH STREET NORTH
                            ST. PETERSBURG, FL 33714
                                 (727) 528-6300
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------

            FLORIDA                           4214                          59-3589361
(State or other jurisdiction of   (Primary standard industrial           (I.R.S. Employer
incorporation or organization)     classification code number)          Identification No.)

                          PETER S. WARHURST, PRESIDENT
                             6061 45TH STREET NORTH
                            ST. PETERSBURG, FL 33714
                                 (727) 528-6300
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

                          Philip M. Shasteen, Esquire
              Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A.
                       100 North Tampa Street, Suite 1800
                              Tampa, FL 33602-5145
                                 (813) 225-2500
                               Fax (813) 225-1857
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS ISN'T COMPLETE. IT MAY CHANGE. WE'RE NOT ALLOWED TO SELL THE DEBENTURES UNTIL THE REGISTRATION STATEMENT THAT WE HAVE FILED WITH THE SEC BECOMES EFFECTIVE. THIS PROSPECTUS ISN'T AN OFFER TO SELL THE DEBENTURES AND DOESN'T SOLICIT OFFERS TO BUY IN ANY STATE WHERE THE OFFER OR SALE ISN'T PERMITTED.


                 (SUBJECT TO COMPLETION, DATED APRIL 27, 2001)


PROSPECTUS
DATED                     , 2001

[PODS(R) LOGO]
                                                        PODS, INC.
                                                  Minimum -- $1,000,000
                                                  Maximum -- $10,000,000

                                          12% Series A Subordinated Convertible
                                                        Debentures

                                              Minimum Investment -- $25,000

     INVESTING IN OUR DEBENTURES INVOLVES RISKS. See "Risk Factors" beginning on page 4.

     The debentures are securities of our company and they are not insured or guaranteed by any bank, governmental agency, any insurance company, any affiliate of our company or any other person or entity.

     No public market currently exists for the debentures. We are not obligated, and we do not intend, to apply for quotation or listing of the debentures on The Nasdaq Stock Market or any securities exchange.

     The debentures include the following terms:

     - Interest is payable quarterly at 12% per annum.

     - If we conduct an initial public offering of our common stock or sell our company or our assets, you may either convert your debentures into shares of our common stock or require us to pay your debentures in no more than twelve quarterly installments with interest at 12% per annum. However, you may not elect to convert if you have accelerated the maturity of your debentures.


     - The conversion rate is one share of common stock for each $5.10 of debentures converted.



     - The debentures are unsecured and are subordinated in right of payment to all of our existing and future senior indebtedness. As of December 31, 2000, we had approximately $3,010,000 in senior indebtedness.



     The debentures are offered by our executive officers without an underwriter or sales agent. The minimum purchase is $25,000. You may purchase greater than $25,000 of debentures in increments of $5,000. We will not pay commissions for the sale of the debentures. We will accept subscriptions only from purchasers who represent to us that they have a net worth of at least 10 times the purchase price of the debentures they purchase, or $1 million, whichever is less.



     The proceeds from subscriptions will be held in an interest-bearing escrow account until $1 million of debentures are sold, then they will be released to us. If we don't sell at least $1 million of debentures by July 15, 2001, the proceeds from all debenture subscriptions will be returned to you with interest earned while in escrow. After we sell $1 million of debentures, we will continue the offering until we sell all $10 million of debentures or we terminate this offering.


     For information on how to subscribe, call our debenture sales center at
(727) 528-6363 and ask for a sales representative, or e-mail us at invest@putitinapod.com.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the debentures or passed upon the adequacy or accuracy of the prospectus. It is illegal for anyone to tell you otherwise.

                         PICTURE OF POD DELIVERY TRUCK

                              WITH POD AND LIFT IN

                             RESIDENTIAL DRIVEWAY.

                               PROSPECTUS SUMMARY

     This summary highlights selected information about our business and about this offering. Because it's a summary, it doesn't contain all of the information you should consider before investing in the debentures. Please read the complete prospectus carefully before making your investment decision. In this prospectus, references to "we," "us" and "our" refer to PODS, Inc.

                                  OUR COMPANY

     We began operating a PODS storage and moving business through a predecessor in January, 1998. PODS, Inc., a Florida corporation, was formed in July, 1999. Our executive offices are located at 6061 45th Street North, St. Petersburg, Florida 33714. Our telephone number is (727) 528-6300. Our website address, which contains information about us, is www.putitinapod.com. Information contained in our website is not part of this prospectus.

                                  OUR BUSINESS

     We operate company-owned PODS storage and moving businesses in the Tampa Bay area and in Ft. Lauderdale, Florida. We are also a franchisor of PODS protected franchise areas in fourteen metropolitan areas. PODS is an acronym for Portable On Demand Storage. The PODS concept is simple:

     - deliver the two most popular sizes of mini-storage units by truck to the customer's location;

     - gently lower the storage unit onto the driveway;

     - allow the customer to pack the storage unit and call when it is ready for pick up; and,

     - load the storage unit on a truck and store it in a centrally-located warehouse until needed or transport it to another metropolitan area.

     This concept has several advantages over other moving and storage methods.
It:

     - eliminates the need for us to have a costly retail storage location (usually on high-traffic streets);

     - eliminates the need for customers to rent a truck and storage space, making it easier to move and store goods;

     - allows us to use our trucks more efficiently; and,

     - allows us to charge lower prices and provide greater convenience to our customers.

                                OFFERING SUMMARY

Securities Offered.........  We are offering a minimum of $1 million and a maximum of $10 million in aggregate principal amount of our subordinated debentures. The minimum purchase is $25,000. You may purchase debentures in excess of $25,000 in $5,000 increments.

Minimum Net Worth
  Requirement..............  To be eligible to purchase debentures, you must have a minimum net worth of at least $1 million or 10 times the amount of the debentures you purchase, whichever is less.

Interest Rate and
Payment....................  Interest on each debenture begins to accrue on the date that we issue the debenture. We will pay interest quarterly at the rate of 12% per annum.

Payment Acceleration
Right......................  During the first quarter of 2006, you may accelerate the maturity of your debentures and require us to start to repay the outstanding principal amount of your debentures. If so, we will pay you in no more than twelve quarterly installments, starting on July 15, 2006, with interest at the rate of 12% per annum.

Maturity Date..............  If you haven't accelerated the maturity of the debentures, starting on July 15, 2007, we will begin to pay the principal amount of the debentures in no more than twelve quarterly installments with interest at 12% per annum.


Optional Conversion........  If we conduct an initial public offering of our common stock or sell our company or our assets and you haven't previously accelerated the maturity of your debentures, you may elect to convert the unpaid principal amount of your debentures into our common stock or to require us to pay your debentures in no more than twelve equal quarterly installments plus interest at 12% per annum.


Prepayment.................  We may prepay all or any part of a debenture, without penalty, on or after July 15, 2007, after we conduct an initial public offering or sell the Company, or on or after April 1, 2006 if the holder of the debenture has elected to accelerate the maturity of the debenture.


Subordination..............  The debentures are subordinated to all of our existing and future senior indebtedness. The debentures are equal in right of payment to all our other unsecured indebtedness, unless such indebtedness is specifically subordinated to the debentures. There are no restrictions in the indenture that would prevent us from incurring senior or other indebtedness. As of December 31, 2000, we had outstanding senior indebtedness in the amount of approximately $3,010,000 and $1,501,000 of indebtedness that ranks equal to the debentures.



Trustee....................  SunTrust Bank. The Trustee is not making any representations regarding the debentures and is not a guarantor or surety of the debentures.


Use of Proceeds............  We will use the net proceeds from the sale of the debentures to establish an interest reserve, as working capital for general corporate purposes, to manufacture PODS containers and lifts and to open new territories.


No Trading Market..........  We will not establish a trading market for the debentures. There is no current trading market for our common stock.



Offering Termination.......  We will terminate the offering if, by July 15,
                               2001, we have not sold at least $1 million of debentures. If we sell at least $1 million of debentures by July 15, 2001, we will continue the offering until we sell all $10 million of debentures or until we elect to terminate the offering. We may terminate the offering at any time.

                            SELECTED FINANCIAL DATA


     In the table below, we provide you with selected financial data of PODS, Inc. We have prepared the information for the year ended December 31, 1999 and the nine-month period ended September 30, 2000, from the financial statements audited by Ernst & Young LLP, independent auditors. We have prepared the information for the three months ended December 31, 2000 and 1999 from our unaudited financial statements. In our opinion, the unaudited financial data for the three months ended December 31, 2000 and 1999 include all adjustments necessary for a fair presentation of such data. Operating results for the three months ended December 31, 2000 are not necessarily indicative of results that may be expected for the entire fiscal year.


     When you read this selected financial data, it is important that you read along with it the historical financial statements and related notes included in this prospectus as well as the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                12-MONTH      NINE MONTHS
                                               YEAR ENDED        ENDED          THREE MONTHS ENDED
                                              DECEMBER 31,   SEPTEMBER 30,          DECEMBER 31
                                                  1999           2000           1999          2000
                                              ------------   -------------   -----------   -----------
                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $ 2,419,011     $ 5,992,823    $   973,705   $ 2,038,880
Loss before cumulative effect of a change in
  accounting principle......................  $(1,676,541)    $(1,280,832)      (662,295)     (574,713)
Loss per share before cumulative effect of a
  change in accounting principle -- basic
  and diluted...............................  $     (0.20)    $     (0.12)   $     (0.06)  $     (0.05)
Weighted average shares outstanding -- basic
  and diluted...............................    8,223,845      11,003,237     10,996,063    11,003,237
BALANCE SHEET:
Total Assets................................  $ 6,254,257     $ 7,280,691      6,254,257     7,298,023
Long Term Obligations.......................  $   904,508     $ 1,744,602        904,508     2,132,882



                                                                AS OF SEPTEMBER 30, 2000
                                                        ----------------------------------------
                                                                          AS             AS
                                                          ACTUAL      ADJUSTED(1)    ADJUSTED(2)
                                                        ----------    -----------    -----------
Cash..................................................  $  422,997    $1,168,497     $10,098,497
Total Assets..........................................  $7,280,691    $8,280,691     $17,280,691
Working capital (deficit).............................  $ (991,432)   $ (245,932)    $ 8,684,068
Total liabilities.....................................  $4,395,587    $5,395,587     $14,395,587
Total equity..........................................  $2,885,104    $2,885,104     $ 2,885,104



                                                          AS OF DECEMBER 31, 2000 (UNAUDITED)
                                                       -----------------------------------------
                                                                          AS             AS
                                                         ACTUAL       ADJUSTED(1)    ADJUSTED(2)
                                                       -----------    -----------    -----------
Cash.................................................  $   299.908    $1,045,408     $ 9,975,408
Total Assets.........................................  $ 7,298,023    $8,298,023     $17,298,023
Working capital (deficit)............................  $(1,407,648)   $ (662,148)    $ 8,267,852
Total liabilities....................................  $ 4,869,967    $5,869,967     $14,869,967
Total equity.........................................  $ 2,428,056    $2,428,056     $ 2,428,056


---------------


(1) Adjusted to give effect to $745,500 of net proceeds from the sale of $1,000,000 in principal amount of debentures and our initial application of the net proceeds from the sale.


(2) Adjusted to give effect to $9,675,500 of net proceeds from the sale of $10 million in principal amount of debentures.

                                  RISK FACTORS

     Please carefully consider the following risk factors before deciding to invest in the debentures:

RISKS RELATED TO THE DEBENTURES

     The debentures are not secured, insured or guaranteed. The debentures aren't secured and aren't insured or guaranteed by any governmental agency or any public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. In these respects, the debentures are similar to the subordinated unsecured debt securities of other commercial entities, but they aren't like certificates of deposit or other similar accounts offered by banks and savings institutions. No entity or individual is guaranteeing payment of the debentures or is obligated to make payments on the debentures, other than us.

     The debentures don't provide you with any control or voting rights with respect to our management and you therefore must depend on the policies of our management to make us successful. Neither the debentures nor the trust indenture give you the right to vote in the election of our directors, so you will have no control over our management.

     We haven't established a sinking fund for the debentures. We haven't established a sinking fund to pay the debentures at maturity. Therefore, we are dependent on our operations or on refinancing to repay the debentures.

     Because there is no trading market for the debentures and one is not likely to develop, you may have difficulty reselling your debentures. The debentures won't be listed on a securities exchange or authorized for quotation on The Nasdaq Stock Market. It's unlikely that any trading market for the debentures will develop, or, if developed, will be sustained.


     Amount of Senior Indebtedness. There are no restrictions in the indenture regarding the amount of senior indebtedness or other indebtedness that we may have. The amount of senior indebtedness will fluctuate. We intend to borrow additional amounts that will constitute senior indebtedness. If we default on the senior indebtedness or liquidate, we would be obligated to pay all senior indebtedness before paying any principal or interest on the debentures. In that case the amounts available to repay our creditors might not be sufficient to repay the debentures. At December 31, 2000, we had senior indebtedness of approximately $3,010,000 and approximately $1,501,000 of debt that ranks equally with the debentures.


     We can't assure that we will sell more than $1 million of debentures. We are offering the debentures through our employees without a firm underwriting commitment. While we intend to sell $10 million of debentures, we can't assure that we will sell more than the $1 million minimum amount of this offering. While the net proceeds from the sale of $1 million of debentures will be useful and beneficial to us, the more money we raise from the sale of the debentures, the greater the potential to increase the Company's revenues by having more PODS available to rent. If we only sell $1 million of debentures, the potential to increase our revenues will not be as great as it would be if we sell at $10 million in debentures.

RISKS ASSOCIATED WITH OUR FINANCIAL POSITION

     We have experienced net losses, which we expect to continue in the future as we open new locations. We have experienced net losses since inception because we have spent a considerable amount of money developing:

     - the design and materials used in PODS and our lift system;

     - an infrastructure that is scalable and is capable of supporting our expected growth;

     - our manufacturing plant for PODS and lifts; and

     - our moving and storage businesses in Tampa Bay and Ft. Lauderdale.

     Our net losses were $1,280,832 for the nine months ended September 30, 2000 and $1,751,174 for the fiscal year ended December 31, 1999. We expect to continue to operate at a loss as we spend the proceeds from the debentures and other borrowed funds to establish PODS moving and storage businesses in new metropolitan areas. If those new areas develop more slowly than we anticipate, our losses may increase and our ability to pay the debentures could be adversely affected.

     Our expected high level of debt increases the risk to debenture holders. The debentures will increase our long-term debt (pro forma for the offering) at December 31, 2000 to between $3,992,597 and $12,992,597. Although we have no binding commitments for loans, we expect to increase our borrowings after the debentures are sold and we expect those loans to be superior in right of payment to the debentures. Higher borrowings means higher risk to the holders of the debentures because if we are not successful in profitably expanding our business, we may not be able to repay the debentures.

GENERAL RISKS RELATED TO OUR BUSINESS


     Our operations would be adversely affected if our electronic communications network fails. We have developed and operate an electronic communications network, which links our computers with the computers of other PODS franchisees and company-owned PODS moving and storage operations. All calls requesting service from PODS franchises and company-owned PODS operations are placed to a toll free, nationwide telephone number and handled at our call center located in St. Petersburg, Florida, an area prone to hurricanes. Our success depends on the efficient and uninterrupted operation of our communications network. To date, there have been no significant interruptions in the network and we have contingency plans if there is a hurricane or other natural disaster. However, if the network fails, our operations could be adversely affected.


     We could be held liable for damages under environmental laws or be required to clean up contamination caused by hazardous materials stored in PODS. We require our customers to agree in writing not to store hazardous materials in our PODS. However, we don't inspect the PODS to make sure they don't contain hazardous materials. If hazardous materials are stored in PODS and leak or otherwise cause a dangerous situation, we could be held liable for damages, be required to clean up the leak, and suffer adverse publicity. We don't intend to carry insurance covering these occurrences. To date, no environmental-related claims have been asserted against us, our predecessors or any of our franchisees. However, a significant hazardous materials event could adversely affect our results of operations, disrupt our business and cause adverse publicity.

     Restrictions on the storage of PODS on our customers' premises could adversely affect us. Some local governments, homeowners associations and condominiums limit the amount of time our customers are permitted to store PODS on their premises. To date, such limitations have not had a material adverse effect on our results of operations, but a tightening of the limitations in the future could adversely affect us.

     Our operations and financial performance would be adversely affected if our key personnel were to leave us. Our success depends on the continued employment of our key personnel, including Mr. Warhurst, our president, chief executive officer and chairman of our board and one of our founders. Although Messrs. Umberg -- our chief operating officer -- and Mr. Calcaterra -- our chief financial officer -- are subject to employment agreements which include non-competition covenants, neither Mr. Warhurst nor Mr. Revelia -- our vice president of operations -- have entered into employment or non-competition agreements with us. While we believe that the financial incentives to Mr. Warhurst and Mr. Revelia are such that they would not leave our employ under circumstances that would be adverse to us, we have no legal right to their continued employment or to keep them from competing. Also, the loss of the services of any of our executive officers from events beyond our or their control could have a material adverse effect on our results of operations.

                           FORWARD-LOOKING STATEMENTS

     GENERAL. This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of the storage and moving industry, statements about our expectations, future business plans and strategies, and most other statements that aren't historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "intend," "believe," "expect," "estimate," and the like. In particular, forward looking statements include our expectation as to our need for additional funds in the future and our ability to sell additional franchises and borrow additional funds, our expectations that rental and delivery income will increase in the future, and our expectation that our operations, borrowings or capital infusions will generate sufficient cash to pay interest on the debentures and to pay the debentures at maturity. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified in "Risk Factors" in this prospectus, include:

     - changes in general economic and business conditions affecting the storage and moving business;

     - our ability to develop adequate consumer demand for PODS in our existing markets and in each new market we enter; and,

     - changes in our business strategies.

     NO "SAFE HARBOR." The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by public companies, does not apply to our offering.

                                USE OF PROCEEDS


     We estimate that the proceeds from the sale of the debentures will be used for the purposes, in the approximate amounts, and in the priority set forth below. For amounts between the minimum and the maximum, the priority of the use of net proceeds between working capital and the manufacture of PODS and lifts will vary based on the demand for PODS at the time. The interest reserve set forth below represents two years of interest on the debentures. Working capital amounts set forth below include the payment of accounts payable. The PODS and lifts to be manufactured with the funds described below will be used in our Tampa Bay and Ft. Lauderdale company-owned operations. The amount set forth below for the development of new territories includes start-up costs and advertising in new metropolitan areas. This amount will permit us to open at least one, and perhaps two new territories. If funds in addition to the net proceeds of this offering are available to us, we expect to be able to open additional new territories.



                                                             MINIMUM       MEDIAN       MAXIMUM
                                                            ----------   ----------   -----------
Gross Proceeds............................................  $1,000,000   $5,000,000   $10,000,000
Less: Offering Expenses...................................     254,500      324,500       324,500
                                                            ----------   ----------   -----------
          Net Proceeds....................................  $  745,500   $4,675,500   $ 9,675,500
                                                            ==========   ==========   ===========


Expected uses of net proceeds:


                                                              MINIMUM       MEDIAN      MAXIMUM
                                                             ----------   ----------   ----------
Interest Reserve...........................................  $  240,000   $1,200,000   $2,400,000
Working Capital............................................     505,500      675,500    1,000,000
Manufacture of PODS and Lifts..............................         -0-    2,800,000    2,800,000
Development of New Territories.............................         -0-          -0-    3,475,500
                                                             ----------   ----------   ----------
          Total............................................  $  745,500   $4,675,500   $9,675,500
                                                             ==========   ==========   ==========


---------------


     We reserve the right to change the use of proceeds if business conditions change. Pending use, we intend to invest the net proceeds in interest-bearing bank accounts, short-term interest-bearing investment grade securities or similar quality investments.

                                  OUR BUSINESS
GENERAL

     We are a Florida corporation. We were formed in July, 1999, and acquired the assets of PODS, LLC, a Florida limited liability company in September, 1999. PODS, LLC was formed in August, 1998, when it succeeded to the business of Rope Development Partnership. Rope Development Partnership began its operation of a PODS moving and storage business in Pinellas County, Florida in January, 1998. We operate company-owned PODS moving and storage businesses and we are a franchisor of PODS protected franchise territories in 14 different geographic areas.

     Background. In October of 1996, our founders made a decision to enter the mini-storage business. They formed a partnership and began building a mini-storage warehouse. The high cost of suitable real estate and limited location sites available for future facilities coupled with the red tape encountered while trying to gain the numerous required city, county and state approvals for their business soon frustrated them. These frustrations led them to search for a better way to provide storage facilities within the marketplace. Faced with the challenge of trying to offer a more convenient service to the consumer as well as one that used less expensive warehouse space, the PODS concept was born.

     PODS is an acronym for Portable On Demand Storage, a storage concept which literally brings the storage facility to the consumer. PODS was created from a simple concept of delivering the most popular size mini-storage unit by truck to the customer's location, lowering the unit hydraulically onto the customer's driveway and leaving it there to be packed by the consumer. Once packed, the customer can either leave it at their site for storage or simply phone us to pick it up and take it to a centrally located warehouse for storage until needed. PODS can also be moved to any location in any state where we or our franchisees have operations.

     During the fall of 1997, our founders designed, built and tested prototype PODS and the hydraulic lift system used to move the PODS on to and off of the trucks. By year-end, they were convinced that PODS was a viable alternative to the conventional mini-storage method. In January 1998, through a predecessor company, they began full-scale operations serving Northern Pinellas County, Florida. These operations included television advertising and a move to the first PODS warehouse with 10,000 square feet of space. As a result of positive consumer response within its operating territory and increased awareness of the PODS business, we began providing service to Southern Pinellas County in March of 1998 and Hillsborough County Florida in May/June of the same year.

STORAGE AND WAREHOUSING

     We currently operate four warehouse locations which provide storage solutions for Broward, Pinellas, Pasco and Hillsborough Counties in Florida. We have one manufacturing facility which produces both the POD container units and our hydraulic lift systems. We plan to open a second manufacturing facility in 2001. There are over 4,500 PODS in service. We own roughly 2,300 of them, which are available for rent at our company-owned locations. The remainder are owned by our franchisees and are rented by them in their territories.

     We provide solutions for both individual consumers and businesses in need of storage facilities. We offer three different types of storage options:

     - warehouse storage;

     - on-site storage; and

     - point-to-point moves.

     Warehouse Storage. We offer warehouse storage for the consumer who wishes to rent a POD unit, pack it, and store it for at least one month. Our customers use monthly warehouse storage rental for:

     - storage when between homes, either awaiting real estate closing dates or completion of new construction;

     - storage of excess personal possessions;

     - storage during renovations;

     - storage after damage from fire or storms;

     - storage of business records and files; and

     - storage of excess business inventory.

     On-Site Storage. We offer the consumer a choice of storing a rented POD at their own location instead of at one of our warehouses. POD units are built from a special laminate material which makes them weatherproof and allows exposure to the elements without damage to the contents. Our customers use monthly on- site storage rental for the reasons listed above, and for storage of special event materials; and contractor materials storage at construction sites.


     Inter/Intra State Moves. In July, 2000, we began offering our customers the ability to contract for point-to-point moving services both within a metropolitan area and between metropolitan areas served by us and our franchisees. We designed the cross-country move program to address the business questions that arose when a customer intended to move across the boundaries of one territory's local delivery area and into another territory. This was particularly important as customers had begun moving from company-owned territories to franchised territories, from franchised territories to company-owned and between franchise territories. The program is designed to assure that our customers receive a consistent level of service defined by us and that pricing to the customer is consistent. It was also designed to make a cross territory move as seamless as possible so that the customer will not be aware they have moved between corporate owned and franchised territories.



     Since the inception of the cross-country move program, we have completed approximately 200 cross-country moves. The majority of these moves have been within the State of Florida. We have not formally advertised or promoted the use of PODS for cross-country moves at this time. All sales to date have come from customer requests. As our existing franchises mature and we open new territories, we expect this business to continue to grow.


     Customers use our point-to-point moving services for:

     - customer relocation; moving to a new home; and

     - business relocation; moving to a new office or facility.

PROPRIETARY PROPERTY

     We have designed and engineered a hydraulic lift system. We install the system directly onto trucks which are used to move and transport PODS. Unlike our competition, we have eliminated the need for a forklift or a tilt-bed truck to move storage containers. Our proprietary lift system eliminates problems for the consumer by allowing for a more suitable method of delivery and pick-up. We have received two U.S. patents for our hydraulic lift system. They expire on June 6, 2020, and December 5, 2020. Our lift system:

     - can handle large, heavy containers;

     - can deliver and pick-up in restricted spaces;

     - does not require additional equipment in order to load and unload the rental units;

     - loads and unloads the POD unit without tilting the container, thereby minimizing shifting and damage to contents.


     The use of the PODS mark and its distinctive design and color scheme, our computer software, PODS containers and our patented lift system gives us a competitive advantage that is essential to our business. We rely on patent and trademark laws, trade secret protection and confidentiality, and our franchise agreements to protect our proprietary rights. To date, no infringement claims have been asserted against us or our franchisees and we know of no competitors using our marks, trade dress, PODS containers, lift system or computer software.



     We believe that the barriers to starting a portable on demand storage business are substantial. However, given enough time and money, competitors offering a similar service could enter the market. For instance, others, including traditional moving and storage businesses, could develop substantially equivalent marks, designs, computer systems and lift systems and use them to compete with us. If they have larger advertising and capital budgets than we do, they could cut into our market share and require us to lower our prices to compete, which would reduce our operating margins.


COMPANY-OWNED LOCATIONS

     We currently operate company-owned PODS moving and storage businesses in the Tampa Bay area of Florida and in Ft. Lauderdale, Florida.

FRANCHISE LOCATIONS

     The following table includes information at December 31, 2000, with respect to the PODS moving and storage franchises we have granted:


                                            NUMBER OF                           DATE OPENED
        METROPOLITAN             DATE       FRANCHISE          NUMBER OF        OR EXPECTED
         AREA SERVED            SIGNED    TERRITORIES(1)       PODS OWNED       OPENING DATE
        ------------           --------   --------------    ----------------    ------------
Sarasota, Florida(2).........   3/15/99        1.5                595               6/99
Orlando, Florida.............   8/16/99          4                775              11/99
Lee County, Florida(2).......  10/20/99          1          See footnote (3)       03/00
Minneapolis, Minnesota.......  01/17/00          6                324              04/00
Indianapolis, Indiana........  04/14/00          3                111              06/00
Charlotte, North Carolina....  05/01/00        1.5                142              07/00
Dayton, Ohio.................  06/29/00          2                108              08/00
Daytona, Florida.............  07/27/00          1                105              09/00
Jacksonville, Florida........  07/27/00          2                 35              12/00
Brevard County, Florida......  07/27/00          1                 --               3/01
Baton Rouge, Louisiana.......  11/22/00        1.5                 --               5/01
St. Louis, Missouri..........   12/1/00          2                 --               2/01
Memphis, Tennessee...........   12/1/00          2                 --               8/01
Nashville, Tennessee.........   12/1/00        1.5                 --               2/02
Palm Beach County, Florida...    2/6/01          2                 --               4/09
Miami, Florida...............   3/31/01          1                 --               5/01
Warren and Butler Counties,
  Ohio.......................   3/28/01          1                 --               4/01
Charleston, S.C..............   4/09/01          1                 --               7/01


---------------


(1) A franchise "territory" is an area containing a population of about 400,000 residents.

(2) Initial franchise fee waived.

(3) Expanded the territory owned by Sarasota, Florida franchisee. The number of PODS owned is included in the Sarasota figure.



     We enter into a franchise agreement with each of our franchisees. We have negotiated the terms of the franchise agreements in the past in order to accelerate the development and growth of our business. Initial franchise fees per "territory" have ranged from $30,000 to $50,000. In some cases, payment has been deferred until no later than opening. We are less likely to negotiate the terms now and we expect that, in the future, most terms will be non-negotiable. Our currently offered terms include:


     - Term of 20 years, with the right to acquire successor franchises upon expiration;

     - Initial franchise fees of $75,000 per each protected area with a population of approximately 400,000;

     - Royalties payable to us of 8% to 10% of net sales, with a minimum royalty of $3,500 (adjusted by a cost of living escalator) commencing on the second anniversary of the Franchise Agreement and after the royalty reaches 10%, a 2% refund if the franchisee's performance rating is excellent or satisfactory or better;

     - Requirement to purchase at least 35 PODS containers and 2 lifts from us prior to opening. Prices for the PODS are currently $1,695 per 12-foot container and $1,895 per 16-foot container. The price of the lifts varies with our materials and manufacturing costs, but is currently $34,000 each;

     - Requirements that franchisees spend minimum amounts on advertising;

     - A requirement that the franchisee initially lease a warehouse with at least 20-foot ceilings for first year use and that the franchisee lease or acquire as its first permanent warehouse a 20,000 to 30,000 foot warehouse meeting our specifications.

EXPANSION STRATEGY

     General. Our business is capital intensive. In order to commence operations in an area with a population of about 400,000 residents, it is generally necessary to have at least 35 PODS, two lifts, two trucks and a large storage warehouse. Because the PODS and lifts are classified as limited-use assets by asset-based lenders, we have had difficulty obtaining asset-based loans. Because we are a young company and have not been profitable, non asset-based loans have only been available to us on a limited basis. As a result, our expansion strategy has focused on selling protected franchise territories and using the revenues from franchisees and other available capital, to fund the establishment of company-owned PODS moving and storage businesses.

     We plan to grow by expanding our existing company-owned operations, opening new company-owned operations, and selling additional franchises. We may also enter into joint venture arrangements if the opportunity presents itself. Among the new markets we are targeting are:

- Atlanta, Georgia
- Chicago, Illinois
- Louisville, Kentucky
- Baltimore, Maryland
- Boston, Massachusetts
- Detroit, Michigan
- Bergen County, New Jersey
- Long Island, New York
- Raleigh, North Carolina
- Cincinnati, Ohio
- Cleveland, Ohio
- Columbus, Ohio
- Philadelphia, Pennsylvania
- Pittsburgh, Pennsylvania
- Providence, Rhode Island
- Dallas, Texas
- Houston, Texas
- San Antonio, Texas
- Fairfax County, Virginia
- Milwaukee, Wisconsin

     We are selling the debentures to raise working capital primarily to finance the production of PODS and lifts in order to expand our company-owned PODS moving and storage operations in Tampa Bay and in Ft. Lauderdale, Florida. When we believe that those operations have been expanded to near their capacity, depending on available capital, we plan to establish new PODS moving and storage operations in targeted metropolitan areas.

     Additional Borrowings. We will need funds in addition to those raised from the sale of the debentures if we want to accelerate the growth and maturity of our company-owned PODS moving and storage operations. We expect to obtain those funds through additional borrowings that will constitute senior debt under the trust indenture. Because the debentures are subordinated, we believe that our ability to borrow will increase as we sell debentures.

THE PODS CONCEPT

     General. Unlike traditional self-storage businesses, we deliver large, weather-resistant storage container units directly to the customer's door. Customers are able to keep PODS at their home or office as long as necessary (subject to any local regulations), allowing them to pack the units at their leisure. If storage is desired, we will pick up the container and deliver it to one of our warehouses where it is stored until directed by the customer to re-deliver it to a new location. The PODS concept is simple:

     - deliver the most popular sizes of mini-storage units by truck to the customer's location;

     - lower the storage unit onto the driveway;

     - let the customer pack the storage unit and call when it is ready for pick up; and,

     - load the storage unit on a truck and store it in a centrally-located warehouse until needed.


     This concept has several advantages over other moving/storage methods, including:



     - eliminating the need for us to have retail storage locations, usually on high-traffic streets, with real estate costs higher than our warehouse locations;



     - eliminating the need for customers to rent both a truck and storage space, making it easier to move and store goods;



     - allowing us to use our trucks efficiently; and,



     - allowing us to charge competitive prices in our markets and provide greater convenience to our customers.



     The PODS concept offers the consumer a service that surpasses traditional mini storage. When looking for additional storage facilities, the PODS customer has the added benefit of having the rental unit delivered to their site. Other storage companies are beginning to enter the portable storage market. Of the five of which we are aware, four offer smaller containers and the third offers approximately the same size container but is unable to lift and move a full container. The discriminating features of our service offering are:


     - the specially designed large POD containers;

     - the patented lift system used to deliver and pick up POD units; and,

     - the accommodation of all moving and storage needs with one phone call.


     The POD Containers. We have designed and constructed our containers to be highly durable and to meet the needs of the residential moving and storage market. We estimate the average useful life of a POD to be 10 years or perhaps longer for containers stored in our warehouses.


     The Lift System. When developing the lift system, we envisioned being able to accommodate storage customers in a manner that was both convenient and hassle-free. Typically, our portable storage competitors offer small units to the customer using either a piggy-back forklift or a tilt-bed truck for delivery and pick up. Forklifts for this type of operation represent many drawbacks to the customer, including:

     - a piggy-back forklift can only handle 3,000 to 4,000 pounds of cargo thereby limiting both the size of the rental unit as well as the amount of contents to be stored within the unit;

     - forklifts cannot operate within restricted spaces and often cause damage to home lawns and landscaping areas; and,

     - companies must deal with the logistics of hauling a forklift to and from customer sites.

     Tilt-bed trucks also present problems for the storage customer. In order for a tilt-bed truck to deliver and pick up a rental container it must drag the container up and down steep inclines while loading and unloading. Such tilting of rental units causes the contents to shift excessively and thus become damaged, and frequently cause damage to customer driveways.

     Our custom-designed, patented lift system eliminates these problems for the customer by allowing for a more suitable method of delivery and pick-up. Our lift system:

     - can handle large, heavy containers. Using a POD container, the customer can load the contents of a small 3 bedroom home into one unit. One POD can handle over five tons of furnishings;

     - can deliver and pick-up in restricted spaces. The POD system allows a unit to be picked up and placed in a space the size of a single car driveway or a standard parking space, without damaging adjoining lawns, gardens or structures as a forklift would;

     - does not require additional equipment in order to load and unload the rental units. The POD custom designed lift allows for a gentle lowering and retrieval of a POD unit using smooth hydraulic power. During delivery, the POD is suspended from a solid metal framework that is built right onto the POD delivery truck. The system is designed to allow the truck to pull forward leaving the lift framework and POD in place. The POD is then lowered to the ground and disconnected from the framework. The framework is then loaded back on the delivery truck and the POD is left for the customer to pack. The complete loading and unloading processes take approximately 15 minutes; and,

     - loads and unloads the POD unit without tilting the container, thereby minimizing shifting and damage to contents.

Currently, we sell lifts to our franchisees at a price of $34,000 each.


     Benefits to the End User. We offer significant advantages over traditional self-storage operations and do so at competitive prices in the markets in which we currently operate. The advantages include:


     - No trucks to rent and drive;

     - Ease of use and content loading;

     - Convenience;

     - Time savings (no unloading at the self-storage facility);

     - Optional storage locations;

     - Optional container sizes;


     - One-stop shopping; and,


     - Cross-country moves.

     No Trucks to Rent and Drive. When renting a POD unit, the need for a moving truck is eliminated for the customer. Typically when moving and storing furnishings the customer must first locate and reserve a truck of the appropriate size. Often they are inexperienced at driving rental vehicles. They are also responsible for damage to the truck and have liability for accidents. In addition, many states require the driver of rental trucks to be at least 25 years of age. Since most moves occur during the weekends, the appropriate size truck is often unavailable, so the renter either ends up renting a truck that is too small for the job, thereby necessitating multiple trips or, they incur the increased cost of renting a larger truck than is really needed.


     Once a truck is rented, the customer drives it to their location and loads the truck by carrying their possessions up a ramp or via a hydraulic lift (which often costs extra). The truck must be loaded and unloaded quickly in order for them to return the truck before the return deadline. Of course, when they are ready to retrieve their belongings, this whole process must be repeated.


     Our system eliminates the entire need of a truck from the customer's standpoint. The customer need only contact us and a clean unit of the appropriate size will be delivered directly to their location and left for packing. The customer can take as much time as he or she wishes to pack the POD. Once loaded, we return to pick up and transport the POD. The POD can be redelivered directly to the customer's new residence or placed in one of our climate controlled warehouses. Upon the redelivery of the POD, the customer can take his or her time, unloading it at his or her convenience. When the customer is finished, they simply call PODS to retrieve the empty unit.

     Ease of Use and Content Loading. Our customers have the added benefit of renting a unit that is easy to use. Our customers only have to carry their possessions out of the door and walk right into the POD, which is placed at ground level so that they don't have to haul their possessions up a ramp. Access to the interior of the POD is through a large roll-up door that makes large, bulky items easy to load.


     An additional benefit of the POD system can be seen by comparing it to storage in a traditional climate-controlled self-storage facility. Because of the difficulty in providing heat and air conditioning in facilities with direct exterior access, customers who want climate-controlled storage in markets in which we currently operate must carry their possessions down long hallways to reach the climate-controlled rented space. That inconvenience is eliminated when using the PODS storage system.


     Convenience. The typical loading period for our customers usually takes place over a few days, which permits them to load and unload the contents at their convenience. This eliminates the stress and rush associated with trying to beat a deadline imposed by a rental truck company.

     In addition, the POD unit is accessible any time the customer desires. We request that customers phone 2 hours prior to arrival at our warehouse site so that their POD may be available and ready for them to gain entry. For a nominal fee, we will deliver a customer's POD back to their location, thus eliminating the need for the customer to drive to our warehouse. Although accessibility is often a large concern for customers, most do not request access to their rented POD during the storage period.

     Time Savings. By renting a POD unit, our customers save a significant amount of time in both unnecessary packing and unpacking and in drive time. When choosing a traditional self-storage facility, the customer has to pick up a truck, drive it to their location, load the truck, drive it to a storage facility and then unpack their possessions. Next, the customer must return the rental truck. When ready to retrieve their possessions, the consumer must once again obtain and pick up a rental truck, pack the truck, drive their possessions to their new location, unpack them, and upon completion, return the truck to the rental company.

     Comparatively, when renting a POD, our customers need only phone for delivery of a POD unit, load the unit and phone for a pickup. The process is repeated when they are ready to retrieve their possessions.

     Optional Storage Locations. Our customers have a choice when deciding where to store their possessions:

     - Storage in a POD warehouse. About 65% of our customers elect to store their belongings within a climate-controlled warehouse. Very often, these customers are homeowners who are between homes, either awaiting completion of new construction or experiencing a lag time in closing dates on their old and new homes;

     - Storage on-site. 35% of our customers opt to store their rented unit at their own site. Commonly, customers undergoing home renovation or recovery from damage sustained during a storm or fire desire on-site storage. Restoration companies and businesses who need extra storage capacity for excess inventory or for storage of records, tools, equipment or construction materials, are heavy users of on-site storage; and,

     - Point-to-point moves. Point-to-point moves between metropolitan areas are available to our customers who are relocating their residence or business. To date, this business has not been a significant percentage of our revenues, but we expect this area of the business to grow as the network of metropolitan areas served increases.


     Container Sizes. We offer our customers two sizes of units from which to choose:


     - 12 ft. x 8 ft. x 8 ft. -- this smaller size POD can hold up to 7,500 pounds, typically the contents of a 1,200 square foot home; and,

     - 16 ft. x 8 ft. x 8 ft. -- this larger size POD can hold over 5 tons of furnishings, typically the contents of a 1,500 to 1,800 square foot home.


     One-Stop Shopping. We also offer other products to the consumer that will assist in the moving and storage process. By offering additional products, we are a one-stop-shop for all of our customers' renting and storage needs. Such items include:


     - boxes;

     - tape;

     - padlocks;

     - content insurance; and

     - packing blankets.

COMPETITION

     The Self-Storage Industry. The self-storage industry is a very fragmented market, characterized by a trend toward consolidation, continuing increase in demand, relatively slow growth in supply and a targeted market of primarily residential customers. Based on the 2000 Self-Storage Almanac published by Minilo, Inc. -- also the publisher of the Mini-Storage Messenger, a monthly trade magazine -- nationwide, there are more than 30,000 self-storage facilities, containing more than a billion square feet of space. According to the Almanac, the top 10 companies within this industry control a combined market share of approximately 19% of the total square footage in the industry, and the top 50 companies control less than 27%. Numerous small local operators characterize the remainder of the industry. Factors that are leading to industry consolidation include:

     - shortage of skilled operators;

     - scarcity of financing available to small operators for acquisitions and expansions; and,

     - potential savings through economies of scale.

     We believe that as a result of this trend, as well as the high degree of fragmentation within this industry, there exists a significant growth opportunity. We believe we are in a strong position to aggressively attack the marketplace and become the dominant player due to our proprietary service offering and the apparent lack of other dominant competitors.

     Industry Growth, Supply and Demand. The self-storage industry has experienced relatively slow growth in supply in recent years for the same reasons that the industry is consolidating. Also contributing to slow growth are restrictive zoning and other regulations required through local governmental agencies, and, substantial start-up costs associated with the construction and lease of new facilities.

     However, demand for self-storage service has increased significantly as indicated by an average increase in industry-wide rents and in industry-average occupancy. We believe demand will remain strong because:

     - consumers are slow to react to changing conditions;

     - population growth;

     - increased mobility;

     - expansion of condominium, townhouse and apartment living;

     - increasing consumer awareness, particularly by commercial users; and

     - consumer desire for convenience.

     Historically, rental rates for self-storage have been less volatile and occupancy rates have been more stable than other types of real estate. Also, self-storage demand has increased in recent years because of:

     - greater consumer awareness;

     - cost reduction programs by businesses;

     - increased mobility in the general population; and,

     - an increasing mix of products and services offered by self-storage facilities.


     Self-storage industry stability can be attributed to an extensive customer base that continues to grow annually. Current demand for self-storage facilities is strong when compared to the available supply of self-storage space. Because of the high cost associated with prime real estate locations and lack of availability, the industry has recently seen a drop in the number of new competitors entering the marketplace. For this reason, we expect the supply of self-storage facilities to remain relatively limited for some time, and the strong occupancy and increasing rental rates to continue.


     Overall Market. National statistics included in the Almanac indicate that a traditional self-storage facility has a market area covering a three-mile radius from its physical location. Our service is capable of covering a much larger physical area because of the mobility of PODS. Often, the radius for a traditional self-storage facility overlaps that of a competitor. According to the Almanac, the typical overlap creates competition for as much as twenty percent of the customers in a self-storage facility's market. Statistics included in the Almanac further indicate that each person requires 3.5 square feet of storage. Thus, for a population of 400,000 people, there is a market of 1.4 million square feet of storage needed. By multiplying the number of residents in a territory and subtracting the overlapped area, an estimate of how much storage a single territory can expect to rent can be calculated. Further, if each resident within a territory has a choice of three to four storage facilities, it is reasonable to assume each of those facilities has about a twenty-five percent chance to get each customer's business. We present a fifth option, which creates a twenty percent chance for each facility to get a particular customer's business. To expand even further, according to the Almanac, the average person moves once every five years. In a territory of 400,000 people, 80,000 people will move in one year's time, creating a significant need for point-to-point moving storage.

     Target Market. Our target market is made up of both residential and commercial customers. Residential customers who are suitable for our service include:

     - new home buyers;

     - people relocating in the same metropolitan area or to other metropolitan areas served by a PODS operation;

     - current public storage customers; and,

     - people requiring additional storage space.

     We target the following commercial customers:

     - remodeling and renovation contractors;

     - restoration contractors;

     - businesses with excess inventory;

     - businesses requiring additional records and documents storage; and,

     - special events coordinators.

     Planned Target Market. There are several untapped target markets which represent potentially significant sales contacts for us. These planned target markets include:

     - insurance companies;

     - chambers of commerce;

     - corporate relocation prospects;

     - Goodwill Industries;

     - Salvation Army;

     - home furnishing/remodeling materials delivery; and,

     - other not-for-profit organizations.


     Competitive Factors. We compete on the basis of our unique service, price, and PODS brand recognition. Although there are a handful of companies currently offering portable storage facilities to the consumer, we believe that none of them offer a service comparable to ours. PODS are larger than the container used by most of the competition, thereby allowing our customers to utilize fewer storage units for the possessions being stored. Furthermore, PODS are built to be weather resistant. Most competitor's containers are not weatherproof without the addition of a tarp, which must be placed over the storage container. Such a tarp presents inconvenience for the customer who must remove and replace the tarp each time access to their contents is desired.

     As stated above, the self-storage industry is highly fragmented and small, independent companies hold the majority of market share. Leading competitors include both the permanent self-storage facilities and portable storage providers, which are listed below:

     - Public Storage;

     - Storage USA;

     - Sovran Self Storage;

     - Shurgard;

     - Door-to-Door Storage;

     - Kontane, Inc.; and,

     - Mobile Mini, Inc.

     The information below was derived from the websites of the companies discussed.

     Public Storage, Inc. is the largest self-storage company in the US, with interests in about 1,100 storage facilities in 38 states. Over 80% of its sales come from self-storage properties located mostly in larger cities and rented for personal or business use. This firm also rents commercial and industrial storage space, rents and transports portable self-storage units, and owns retail stores that rent trucks and sell related moving items. In March 1999, Public Storage acquired Storage Trust Realty, a competitor with 187 facilities in 16 states.

     Storage USA owns about 360 self-storage facilities (containing 24.8 million square feet of space) and manages more than 30 others (including nine franchises) in 30 states and the District of Columbia. The self-administered, self-managed umbrella-partnership real estate investment trust (UPREIT) acquires, develops, owns, franchises, and operates self-storage facilities, which are rented primarily on a monthly basis. The facilities have an average rent of about $10 per square foot and an average occupancy rate of 84%. Most are equipped with computer-controlled access gates. In addition, the firm sells locks, boxes, and other related products.

     Sovran Self Storage provides self-storage space for business and personal use. Operating mainly under the name Uncle Bob's, this company has about 200 facilities, serving some 45,000 customers with 10-million square feet of storage space. Sovran's properties are located in 19 states, primarily along the Eastern Seaboard and in the southern U.S. This company has been active in acquiring properties, focusing on markets with populations in excess of 250,000 and seeking to operate facilities with a gross potential of $250,000 and rentable square feet of 35,000. Sovran Self Storage is structured as a real estate investment trust.

     Shurgard Storage Centers primarily develops, buys, owns, and operates self-storage centers. Directly and through joint ventures, they own and operate more than 300 properties with about 18.2 million square feet of net rentable space. Nine of its properties are in Europe; the rest are in 19 states including California, Michigan, and Maryland. In addition to its own properties, they manage 30 self-storage centers and a business park with about 1.5 million rentable square feet for third parties.

     Door-to-Door Storage is a portable self-storage company which operates with a forklift system and delivers storage containers directly to the customer's home or business. The company currently has six geographic areas which it serves in Washington and California.

     Kontane, Inc. is headquartered in Hickory, North Carolina and offers a turnkey business opportunity, HomePak, to individuals desiring entry to the portable storage marketplace. HomePak offers 7' x 5' plywood containers which are moved using a forklift and jig system. Each container offers a roll up door which will accommodate up to 2,000 pounds of cargo. An optional vinyl cover is also offered when weatherproofing is desired.

     Mobile Mini, Inc. started in 1983, and became a publicly-traded company in 1994. With 29 branches in 14 states, they have a diversified base of over 36,000 customers. All of their units are constructed of heavy duty steel and include high security patented locking systems on all doors. They provide single mobile sales offices, security offices and multi-sectional buildings to their customers. They custom build to meet unique requirements and their customers have the option to rent, buy or lease-purchase. They are currently the largest publicly-traded portable storage company in the United States.


     Future Competition. We recognize that there are relatively low entry barriers to the storage industry. In addition, as more people become aware of the PODS service, we believe there will be others attempting to copy our concept. However, there are features of our service that provide a barrier to quick entry by others:



     - We have a patent on our unique hydraulic lift which was custom designed to load PODS on to and off of trucks. Other companies have entered the mobile storage business, but we believe they have not solved the problem of handling large, heavy containers within restricted spaces. Those companies are forced to use small, crate-like units that are moved with forklifts or leave their steel containers on the customer' site. In either case, those companies are unable to serve 40% to 60% of the market;


     - We have designed and engineered our storage containers to be stacked 3-high, thereby allowing us to maximize our overhead crane warehouse storage space. Furthermore, PODS are built from a special laminate material, which renders them weatherproof and means that they can be stored outside in weather without damage to their contents. Competitive approaches use crate-like containers, which require tarps for weatherproofing, which are inconvenient for customers trying to gain access to the contents, and are also prone to damage;

     - We have designed and built a production facility that produces the POD storage containers efficiently and at a reasonable cost; and,

     - We have established a toll free number and call center where potential and existing customers from around the United States are routed. The call center handles all customer orders, provides information, and takes care of customer inquiries. The call center is supported by proprietary software package that, in addition to handling all customer orders and change orders, provides for the management of the POD inventory and all billing and collection for both company-owned and franchise operations.

     A competitor desiring to gain entry into the self-storage industry and to compete directly with us by offering a similar service would have to overcome the following capital intensive barriers:

     - designing and engineering a comparable storage container;

     - designing and building a non-patent infringing lift system for container delivery;

     - designing and building a manufacturing production line for the assembly of the storage containers;

     - establishing brand awareness; and,

     - establishing a call center with supporting software and systems.

     Competitive Position. Because we have the above systems in place, we believe we are significantly far ahead of any would-be competitors. Barriers to potential competitors are present because in addition to perfecting the POD concept, we have already established significant market presence and brand awareness among storage consumers. In addition, because we began our operations in Florida, an area that attracts part-time residents and tourists from the Eastern United States and Canada, many of these part-time residents are familiar with our service creating broad awareness in their home states. Thus, as we enter new markets, there exists the possibility that consumers will already have some familiarity with us.

MARKETING & OPERATIONS

     Marketing Orientation. We are positioned as a provider of professional, convenient, full-service storage facilities. We believe we are the only storage company in the United States which offers the consumer large rental containers, on-site and warehouse storage options, smooth, shift-free delivery, and a door-to-door service feature at competitive prices.

     Marketing Strategy. We intend to become the provider of choice for the customer needing storage facility space, whether for long or short time periods. We expect to capitalize upon superior service features and benefits to the end user in order to gain market share.

     We currently have several successful marketing strategies in place with which we are reaching our targeted markets. These strategies include:

     - cable television advertising;

     - Yellow Page advertising;

     - web based advertising;

     - realtor relations;

     - drive-by advertising; and

     - other discounts and promotions at the point-of-sale.

     Our promotions through cable television ads enable us to reach highly segmented groups of the target population by choosing air placement based upon viewer demographics. In addition, cable allows us to enter several markets simultaneously without the spill-over into areas which we don't service. When compared to traditional broadcast network advertising, cable offers a higher penetration rate at a lower price point.

     We advertise in the Yellow Page directories for each territory in which we operate.

     We have an internet presence with our website www.putitinapod.com which is capable of reaching thousands of potential customers daily. We expect internet users to increase considerably in the future. By maintaining a presence on the World Wide Web, we have the ability to reach, educate, inform and respond to consumers 24 hours a day, 365 days a year. During 2001, we expect to enhance our existing website to be interactive with our proprietary software. This will allow our customers to order and pay for services on the Internet. Our customers will be able to choose to have their monthly invoices mailed to them through the US Postal service, e-mailed to them or automatically charged to a credit card.

     Our website includes a short video hosted by Cheryl Ladd. The video describes and explains our service and its benefits and is available in tape and CD format for advertising.


     Our logo is prominently displayed on all of our POD units and trucks. Approximately 35% of our total POD rentals are stored on-site at a customer's location. We generate a number of sales simply from consumers driving by such sites and seeing the POD storage unit. This high degree of visibility is a virtually free form of advertising for us and is highly effective.



     The self-storage industry is highly fragmented with many single or family-owned proprietors. While demand is strong within this industry, competitor companies fall short when addressing customer service. Other than providing a facility or small portable containers for customer rentals, most companies offer no other benefits to the consumer. We are different. When addressing the need for public storage, we wanted to develop a rental system which would enhance the consumer's rental experience and be cost effective. The development of our proprietary lift system enabled us to surpass services offered by our competitors. We believe that our lift system, larger rental containers, price competitiveness, and choice in storage location will enable us to compete effectively with traditional moving and self-storage companies.


     Overall Strategy. Our long-term objective is to become a leading provider of portable storage facilities throughout the United States. By entering prime territories with quick roll-outs, we seek to gain strong brand awareness for our service and product offerings. The key elements of our marketing strategy include:

     - targeting consumers and educating them regarding the benefits of the PODS storage system;

     - targeting businesses and providing them with solutions for excess inventory and business supply challenges;

     - targeting the Salvation Army, Goodwill and other not-for-profit organizations regarding the use of POD containers at various public donation points;

     - targeting real estate professionals and educating them about the benefits of the PODS point-to-point moves and storage systems for their clients;

     - targeting large corporations and introducing them to the PODS solution for corporate relocation challenges;

     - targeting construction and general contracting companies and educating them about the benefits of using PODS for on-site storage at company work sites; and,

     - maintaining a presence on the World Wide Web and thereby target, attract and educate specific need consumers about our benefits and services.

     Company Image. We have designed a company logo that is vibrant, attractive and eye-catching. We have registered the PODS logo in the U.S. Patent and Trademark office. It is prominently displayed on the POD units where it is highly visible to drive-by traffic. The PODS acronym is suitable and appropriate for our business and aptly describes our services and products to the consumer unfamiliar with the PODS concept.

     Our employees wear uniforms daily on the job site. They serve as a good promotional tool away from the workplace when the employee is asked what PODS is and the significance of the uniform's branding.


     Pricing Strategy. We compete, in part, on the basis of the price of our service. We believe that as long as our prices are competitive with those of traditional moving and storage companies, consumers will prefer the convenience of our unique service. We have developed a pricing strategy based upon the size of the POD rented, and the type of storage selected. Although we may adjust our pricing in various metropolitan areas, the following are typical prices for rentals and deliveries of POD units:


                                                                          ROUND TRIP
                                          MONTHLY RENTAL PRICE BY      DELIVERY CHARGE
                                              TYPE OF STORAGE         BY TYPE OF STORAGE
                                          -----------------------    --------------------
              SIZE OF POD                 WAREHOUSE      ON-SITE     WAREHOUSE    ON-SITE
              -----------                 ----------    ---------    ---------    -------
12 ft...................................   $124/mo.     $ 84/mo.        $89         $69
16 ft...................................   $149/mo.     $109/mo.        $89         $69


     There is a risk that reductions in prices charged by traditional moving and storage companies could lead consumers to forego the benefits of our service in favor of lower prices. Increased price competition could reduce our operating margins, impede our growth, and cause us to lose market share.


OPERATIONAL CONSIDERATIONS

     Our operating system includes four distinct components as follows:

     - the national customer call center;

     - PODS manufacturing division;

     - PODS delivery system; and,

     - PODS storage system.

     National Customer Call Center. We have a national toll-free number for use by the public, so that wherever a customer is located, they can reach us. The operation of the national call center, located in Pinellas Park, Florida, promotes efficiencies by reducing unit expenses by handling all incoming calls from one centralized location. Having one call center serve the entire PODS network of operations is more cost effective than having each territory staff and manage their own centers. A centralized call center also assures that all calls are routed to the appropriate area based on the customer's location. Additionally, customers can arrange moves out of the area or even out of state, with one telephone call.

     We have designed our main computer system to automatically update new orders, request pick-ups, request materials delivery, etc. as information is input into the system during the initial phone call from the customer. The system produces a schedule and associated paperwork, such as invoices, daily routing schedules and accounts receivable functions that are downloaded directly to each warehouse territory. Features currently under consideration for development include vehicle tracking using GPS and onboard computers for each delivery truck.

     PODS Manufacturing Division. Our manufacturing center is located in Pinellas County Florida, at our corporate headquarters. We build both the POD units and the lift systems at this facility.

     Our production facility produces the PODS efficiently and at a reasonable cost. We have attempted to outsource production of the POD units, but have found that no one offers a production cost lower than ours.

     Currently, our manufacturing facility has a fully operational assembly line which, when operating at full capacity, requires 28 workers and is capable of producing 25 PODS per day. At full capacity, it has the ability to produce over 500 PODS per month without adding a second shift. We plan to open additional manufacturing facilities throughout the United States to minimize shipping costs to future locations.

     Our manufacturing center includes an assembly line devoted to the manufacture of truck lifts. This assembly line requires five workers per shift and, working one shift per day, POD lift capacity is four lifts per month.

     PODS Delivery System. We have developed a custom software system that has the ability to dispatch trucks based upon information gathered at our national call center. Once an order is taken, the system automatically places the delivery into the scheduling program for each territory. Map functionality allows the system to print sequenced delivery schedules for optimum driver routing. Effective routing reduces drive time, thus increasing the number of deliveries a driver can perform per day. The system automatically produces the appropriate rental paperwork for the drivers, and directions and maps to the customer's location.

     PODS Storage System. Our customers have three types of storage choices when renting a POD unit. In order to keep track of all POD units, we have developed a software system which tracks each individual POD from the point of manufacture all the way through the rental, delivery and redelivery processes. Whether stored at a customer's location, in a POD warehouse or during a point-to-point move, we can locate and track each unit on a daily, incremental basis. Each metropolitan area is projected to have up to 150,000 square feet of PODS warehouse storage capable of handling in excess of 2,000 PODS. This warehouse space would be divided among three or four locations, allowing for efficient coverage of the service area.

     We plan to enter new metropolitan areas with a single warehouse and then open additional warehouse locations as rental demands require. A forklift suitable for the movement of PODS is required at each warehouse location. An overhead crane system can be utilized for the storage of PODS in a warehouse with a PODS designed "Grabber," but this is recommended only when a suitable crane system is already installed and the building height will allow for three-high storage. The "Grabber" allows for the movement of PODS in the void ceiling area of the warehouse rather than through forklift hallways, resulting in more useable storage space.

     We expect to use both forklifts and overhead crane systems to our advantage by having the flexibility to enter new metropolitan areas using existing available facilities. This keeps our costs low.

EMPLOYEES

     At December 31, 2000, we employed 105 full-time employees, consisting of 4 in management, 2 in sales and marketing, 16 in customer service, 21 in administration and finance, 6 in warehouse operations, 21 as truck drivers, 2 in franchisee training, and 33 in manufacturing.

PROPERTIES

     We lease the following properties:

                                           APPROXIMATE
                LOCATION                  SIZE (SQ. FT.)                     USE
                --------                  --------------                     ---
Hillsborough County, Florida............      50,000       Warehouse
Pasco County, Florida...................      30,000       Warehouse/office
Pinellas County, Florida(1).............      80,000       Warehouse/office/manufacturing
Broward County, Florida.................      70,000       Warehouse/office

---------------

(1) Corporate headquarters.

     Our leased properties are in good condition and will be adequate for our operations over the next 12 months.

GOVERNMENT REGULATIONS

     Local municipal codes and regulations sometimes limit the amount of time that PODS may remain on the premises of our customers. When our customers are required to move PODS ahead of their schedule, we move the PODS to one of our warehouses. The effect of those limitations on our business has not been material.

     Our cross-country moves are regulated by the U.S. Department of Transportation and by some states. We hold the required Department of Transportation license and licenses from several states.

LEGAL PROCEEDINGS


     As of the date of this prospectus, we were not engaged in any pending legal proceedings.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2000 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1999

     Overview. The following is a discussion of certain factors affecting our results for the two three month periods ended December 31, 1999 and December 31, 2000 and our liquidity and capital resources. The discussion should be read along with our financial statements and their notes, which can be found on page F-1 of this prospectus.


     Net Cash. Our net cash used in our operations was $1,543,716 for the three month period ended December 31, 1999 and $269,352 for the three month period ended December 31, 2000. Our net cash flow deficit during the three month period ended December 31, 2000 resulted primarily from slower than anticipated POD and lift sales to franchises and lower than expected utilization of PODS in company-owned territories.


     Capital Expenditures. Our business is capital intensive. We incur relatively large capital expenditures to open and grow PODS moving and storage businesses in a territory. Those expenses include the manufacture of PODS and lifts and the acquisition of trucks, forklifts, computer and office equipment. Also, because we have a unique product, we must spend a considerable amount in each new market to educate consumers about the advantages of using PODS over other moving and storage alternatives.

     Capital expenditures, consisting primarily of new PODS and lifts being placed in service, decreased by $125,958 or 25% from $507,985 during the three month period ended December 31, 1999, to $382,027 during the three month period ended December 31, 2000. During the three month period ended December 31, 1999, we opened our Ft. Lauderdale company-owned operations, which required additional capital expenditures. No new company-owned locations were opened during the three month period ended December 31, 2000. Additionally, we had less capital available during the three month period ended December 31, 2000 to invest in PODS and lifts than we did during the three month period ended December 31, 1999.

     The PODS and lifts used in company-owned territories increased by 632 PODS, or 36% and one lift, or 11% in 2000. At December 31, 1999, we had 1737 PODS and 9 lifts in service in our company-owned operations compared to 2369 PODS and 10 lifts at December 31, 2000.

     Advertising expenditures, to educate consumers about the advantages of using PODS, which are included in cash flow from operations, decreased by $73,178 or 36% from $200,596 in the three month period ended December 31, 1999 to $127,418 during the three month period ended December 31, 2000.

     We expect to increase both our capital expenditures and advertising in 2001 as we manufacture PODS and lifts and, if we sell enough debentures, open new company-owned territories. We believe that funds from the debentures or from other borrowings we may obtain and from our operations will be adequate to pay for our planned capital expenditures.

  Results of Operations

     Rental and Delivery Revenue. Rental and delivery revenue increased by $473,735 or 83% from $567,387 for the three months ended December 31, 1999 to $1,041,122 for the three months ended December 31, 2000. The number of PODS available for rent in Company-owned markets increased by 632 or 36%, from 1737 at December 31, 1999 to 2369 at December 31, 2000. The average monthly revenue per POD rented also increased by $15.42 per POD rented or 12% from $130.64 during the three month period ended December 31, 1999 to $146.06 during the three month period ended December 31, 2000.

     Sales of PODS and Lifts to Franchises. Revenue from the sale of PODS and lifts to franchisees increased by $531,569 or 170% from $312,576 during the three month period ended December 31, 1999 to $844,145 during the three month period ended December 31, 2000. PODS sold increased by 291 or 187%, from 156 PODS sold in the three month period ended December 31, 1999 to 447 PODS sold in the comparable three month period in 2000. We sold two lifts in each of the three month periods ended December 31, 1999 and December 31, 2000.

     Franchise Revenues. Franchise revenues consist primarily of initial franchise fees paid by the franchisee for exclusive rights to a geographic territory, which we recognize in revenue when the franchisee opens for business, and an 8% royalty the franchisee pays on a semi-monthly basis. Franchise revenues increased by $59,871 or 64% from $93,742 during the three month period ended December 31, 1999 to $153,613 during the three month period ended December 31, 2000.

     Gross Profit from Rental and Delivery Revenue. Gross profit from rental and delivery revenue represents revenues less the cost of services provided. Gross profit increased by $384,716 or 498% from $77,289 during the three months ended December 31, 1999 to $462,005 during the three month period ended December 31, 2000. Gross profit as a percentage of revenue also increased from 14% during the three month period ended December 31, 1999 to 44% during the three months ended December 31, 2000. The increase in gross profit as a percentage of revenue is a result of better leveraging certain fixed costs in the rental and delivery of PODS.

     Gross Profit from the Sale of PODS and Lifts. Gross profit from the sale of PODS and lifts represents the revenue from the sale of PODS and lifts less all manufacturing costs related to their production. Gross profit increased by $80,097 or 159% from $50,476 during the three months ended December 31, 1999 to $130,573 during the three months ended December 31, 2000. Gross profit as a percentage of revenues remained constant at 16% for the three month periods ended December 31, 2000 and 1999.

     Gross Profit from Franchise Revenues. Gross profit from franchise revenues represents the revenues less costs associated with selling and opening a franchise. Gross profit from franchise revenues increased by $158,337 from ($16,954) during the three months ended December 31, 1999 to $141,383 for the three months ended December 31, 2000. Gross profit as a percentage of revenue increased from (18%) during the three months ended December 31, 1999 to 92% during the three months ended December 31, 2000.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $367,055 or 53%, from $687,007 during the three months ended December 31, 1999 to $1,054,062 during the three months ended December 31, 2000, primarily as a result of increased staffing to handle the larger volume of business during 2000. Selling, general and administrative expense as a percentage of revenue decreased from 71% during the three month period ended December 31, 1999 to 52% during the three month period ended December 31, 2000. The decrease in selling general and administrative expenses as a percentage of revenues is primarily a result of efficiencies derived from a larger revenue base.

     Interest Expense. Our interest expense increased by $40,280 or 91%, from $44,035 during the three months ended December 31, 1999, to $84,315 during the three months ended December 31, 2000. The increase in interest expense is a result of our increased borrowings during calendar year 2000 to develop our infrastructure and to support our growth. Our interest expense will increase substantially in the future as a result of the sale of the debentures and increased borrowings we expect to incur.

     Net losses. Our loss before cumulative effect of a change in accounting principle during the three month period ended December 31, 2000 decreased by $87,582 or 13% from $662,295 for the three months ended December 31, 1999, to $574,713. Our loss before cumulative effect of a change in accounting principles during 1999 as percentage of revenue decreased from (68%) for the three months ended December 31, 1999 to (28%) for the three months ended December 31, 2000.


     We have anticipated growing our business and have continued to maintain the expense of an infrastructure that will support our expected growth. As of December 31, 2000, only three of our 15 franchisees had been open for more than one year. As those franchises continue to mature, we expect them to purchase additional PODS and lifts from us. We also expect royalty revenue from them to increase. In addition, we sold four new franchises since December 31, 2000, two of which have recently opened for business and the remaining two are expected to open for business during 2001. Those franchisees will purchase PODS and lifts from us and will begin to generate additional royalty revenue. However, if we only sell the minimum amount of $1 million of debentures, we will need to reduce our operating expenses to begin profitable operations in

2001. We would do so primarily through reducing our personnel expenditures and reducing our advertising to a "maintenance" level versus a growth level. The sale of only the minimum amount of debentures offered will also require us to slow the growth of our company-owned operations because we will not be able to manufacture PODS for those operations as quickly as we would if we sell more debentures.


     If we sell the minimum of $1 million in debentures and cut our operating expenses as described above, we do not expect to need additional financing to sustain our operations over the next 12 months. In that case, we would focus our existing resources on the sale of additional franchises. The amount of debentures we sell will directly affect the growth of our company-owned operations because a large part of the net proceeds from the sale of debentures in excess of the minimum amount of $1 million will be used to manufacture PODS, which generate revenue for us. As a result, although we do not anticipate the need to borrow additional funds to sustain our current operations, we expect to do so to accelerate our growth.

  Liquidity and Capital Resources

     Liquidity -- Sources of Cash

     Rental and Delivery Revenue. During the three month period ended December 31, 2000 our largest source of cash was from rental and delivery revenue generated by our company-owned PODS moving and storage business. We expect revenues from this source to increase significantly after we complete the sale of the debentures as capital will be available to invest in additional PODS for our current locations and we expect to open new metropolitan territories.

     Sales to Franchisees. Another source of cash during the three months ended December 31, 2000 was from sales of PODS and lifts to our franchisees and fees and royalties paid by our franchisees. We expect our sales to franchisees to increase significantly during the remainder of the fiscal year, as a result of the maturing of franchises we sold during 2000, and as a result of franchises we expect to sell in 2001.

     Borrowings. During the three months ended December 31, 2000, our long-term debt increased to $2,123,882. Our long-term debt will increase substantial as we sell the debentures. Also, we believe that our ability to borrow will increase as we sell debentures and we expect to borrow additional funds after we sell the debentures.

     As of December 31, 2000, assuming we sell all $10 million of the debentures, our debt service requirements on the debentures, our existing debt and capitalized lease obligations on a pro forma basis over the next five years are expected to be as follows:

2001........................................................  $1,907,840
2002........................................................   2,023,941
2003........................................................   1,999,561
2004........................................................   1,709,501
2005........................................................   1,499,574

     The amounts set forth above will increase if we borrow additional amounts as we expect to do. We will use a portion of the net proceeds from the sale of the debentures to fund interest payments on the debentures for the first two years. The table below describes, based on the minimum, a median and the maximum amount of debentures sold, the funds set aside for the payment of interest on the debentures:


                                                       MINIMUM       MEDIAN       MAXIMUM
                                                      $1 MILLION   $5 MILLION   $10 MILLION
                                                      ----------   ----------   -----------
Interest reserve....................................   $240,000    $1,200,000   $2,400,000


After the first two years, we expect our operations or other borrowings or capital infusions to generate sufficient cash to pay interest on the debentures and to pay the debentures at maturity.

FISCAL YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

     Overview. During the calendar year 2000, we changed our fiscal year-end from December 31 to September 30. As a result, the fiscal year ended September 30, 2000 includes only nine months. The years mentioned throughout this prospectus are fiscal years.

     The following is a discussion of certain factors affecting our results for the two fiscal years ending December 31, 1999 and September 30, 2000 and our liquidity and capital resources. This discussion should be read along with our financial statements and their notes, which can be found on page F-1 of this prospectus.


     Net Cash. Our net cash used in our operations was $1,534,353 in 1999 and $371,103 in 2000. Our net cash flow deficit during 2000 resulted primarily from the opening of our PODS moving and storage business in Ft. Lauderdale, Florida in the fourth quarter of 1999. In January, 2001 our Ft. Lauderdale operation began to provide positive earnings before interest, taxes, depreciation and amortization.


     Capital Expenditures. Capital expenditures consisting primarily of new PODS and lifts being placed in service decreased by $393,099 or 20% from $1,979,365 in 1999 to $1,586,266 in 2000 because of the short year in 2000 and because of the limited funds we had available.

     Advertising expenditures, to educate consumers about the advantages of using PODS, which are included in cash flow from operations, decreased by $7,028 or 1% from $474,133 in 1999 to $467,105 in 2000.

  Results of Operations


     Rental and Delivery Revenue. Rental and delivery revenue increased by $816,370 or 46% from $1,770,185 in 1999 to $2,586,555 in 2000. The number of
PODS available for rent in company-owned markets increased by 556 or 32%, from 1737 in 1999 to 2293 in 2000. The average monthly revenue per POD rented also increased by $13.20 per POD rented or 10% from $130.99 in 1999 to $144.19 in 2000.


     Sales of PODS and Lifts to Franchisees. Revenue from the sale of PODS and lifts to franchisees increased by $2,548,298 or 460% from $553,652 in 1999 to $3,101,950 in 2000. PODS and lifts sold increased by 1213 and 8 or 459% and 200%, respectively, from 264 PODS and 4 lifts in 1999 to 1477 PODS and 12 lifts in 2000.

     Franchise Revenues. Franchise revenues increased by $209,144 or 220% from $95,174 in 1999 to $304,318 in 2000.

     Gross Profit from Rental and Delivery Revenue. Gross profit increased by $723,635 or 197% from $367,223 in 1999 to $1,090,858 in 2000. Gross profit as a percentage of revenue also increased from 21% in 1999 to 42% in 2000. The increase in gross profit as a percentage of revenue is a result of better leveraging certain fixed costs in the rental and delivery of PODS.

     Gross Profit from the Sale of PODS and Lifts. Gross profit increased by $122,318 or 618% from $19,802 in 1999 to $142,120 in 2000. Gross profit as a percentage of revenues also increased from 4% in 1999 to 5% in 2000.

     Gross Profit from Franchise Revenues. Gross profit from franchise revenues increased by $302,880 from ($19,653) in 1999 to $283,227 in 2000. Gross profit as a percentage of revenue increased from (21%) in 1999 to 93% in 2000.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $621,220, or 38%, from $1,656,192 in 1999 to $2,277,412 in 2000, primarily as a result of increased staffing to handle the larger volume of business during 2000. Selling, general and administrative expense as a percentage of revenue decreased from 68% in 1999 to 38% in 2000. The decrease in selling general and administrative expenses as a percentage of revenues is primarily a result of efficiencies derived from a larger revenue base.

     Interest Expense. Our interest expense increased by $46,978 or, 75%, from $62,943 in 1999, to $109,921 in 2000. This was a result of our increased borrowing to develop our infrastructure and to support our growth.

     Net Losses. We experienced net losses of $1,280,832 in 2000 from the development of our infrastructure including our computer systems, call center operations, and phone systems, and as a result of the start up losses associated with the opening of a new metropolitan area in the fourth quarter of 1999.

  Liquidity and Capital Resources

     Liquidity -- Sources of Cash

     Sales to Franchisees. Our largest source of cash in 2000 was from sales of PODS and lifts to our franchisees and fees and royalties paid by our franchisees. We expect our sales to franchisees to increase significantly in 2001, as a result of the maturing of franchises we sold during 2000, and as a result of franchises we expect to sell to others in 2001.

     Rental and Delivery Revenue. Our second-largest source of cash in 2001 was from rental and delivery revenue generated by our company-owned PODS moving and storage businesses. We expect revenues from this source to increase significantly in 2001 as the territory we opened in Ft. Lauderdale during the fourth quarter of 1999 matures and grows.

     Borrowings. In 2000, our long-term debt increased from $904,508 to $1,744,602.

                                 OUR MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     Our board of directors includes five members, one of which is an executive officer. Our directors are elected annually. We have no board committees. The following table sets forth the name, age and position of each of our directors and executive officers:


                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Peter S. Warhurst..........................  48    President, Chief Executive Officer and
                                                   Chairman of the Board
Thomas M. Calcaterra.......................  46    Chief Financial Officer
David Revelia..............................  47    Chief Operations Officer
R. Paul Umberg.............................  60    Chief Administrative Officer
Philip Doganiero...........................  43    Director
Dennis Martino.............................  49    Director
W. Keith Schilit...........................  46    Director
Martin H. Schweitzer.......................  57    Director


     Mr. Warhurst has served as our President since August 27, 1998 and Chairman and CEO since January 2000. From October 1996 through August 26, 1998, he held the position of Managing Partner with our Predecessor. From October 1994 to October 1996, he managed personal investments including real estate development. In 1985 Mr. Warhurst was one of the three founders of EAI Systems, Inc., developers of computer software for the public safety market, and held the position of Vice President of Operations with EAI Systems, Inc and its successors Bell Atlantic Public Sector Systems, Inc. (who purchased EAI Systems) and OCS Technologies, Inc. (who purchased Bell Atlantic Public Sector Systems), respectively until October 1994, out of Clearwater, Florida. Mr. Warhurst has not entered into an employment agreement with us.


     Mr. Calcaterra joined PODS in February, 2000 as our Chief Financial Officer. From November, 1998 to February 2000, he was employed as a financial consultant and a chief financial officer for companies in the time share and staffing businesses in central Florida. From March 1997 to November 1998, he was Vice President, Chief Financial Officer and Secretary of Romac International, Inc. From October 1991 to April 1997 he was Vice President of Administration and Chief Financial Officer of Hydro Agri North America, a subsidiary of Norsk Hydro, headquartered in Oslo, Norway. Norsk Hydro is a multi billion dollar conglomerate with its primary operations in oil and energy, light metals and agriculture. From May 1989 to October 1991, he was Vice President of a sister company, Hydro Transnitro, Inc. Mr. Calcaterra was Senior Manager with Arthur Andersen & Company from 1984 to 1989 and Manager with Deloitte & Touche from 1977 to 1984.



     Mr. Revelia has served as Vice President of Manufacturing Operations since August 27, 1998 and our Chief Operations Officer since April, 2001. Previously, he held the same position with our predecessor from June 1, 1998 through August 26, 1998. Mr. Revelia has held the position of Company Officer with the Largo Fire Department, Largo, Florida since 1977. In addition, he was Manager of Operations and Distribution for IPAGSA in Odessa, Florida, a foreign manufacturer of offset printing equipment and supplies, from November, 1994 to January, 1995. From August, 1989 through September, 1994 and from May 1995 to March 1996 he was a Project Manager for EAI Systems, Inc. of Clearwater Florida, developers of computer software for the public safety market, and its successors Bell Atlantic Public Sector Systems, Inc. and OCS Technologies, Inc., respectively.



     Mr. Umberg has been our Chief Operating Officer since April 2000. In April, 2001, his duties and title were changed to Chief Administrative Officer. Mr. Umberg joined PODS, Inc. in March of 2000 after five and one half years of executive management with Danka Office Imaging, in St. Petersburg, Florida, a global supplier of copies, fax and printer office products, during which he was engaged in a number of roles with direct operational responsibility. Mr. Umberg's titles included President and CEO of Danka Omnifax,

President of Danka North American Operations and Corporate Vice President. At one time or another he had direct responsibility for Service Dispatch Centers, Operations, Integrated Supply Chains, Worldwide Integration, Human Resources, Real Estate and Facilities, and Fleet Management in addition to P&L responsibility. Prior to joining Danka Mr. Umberg spent over 30 years in the banking industry as a shareholder of a two-bank community holding company with assets over $165 million and as the President and CEO of both banks.



     Mr. Doganiero has been a member of our Board of Directors since November, 1999. Currently Mr. Doganiero is President of Doganiero Holdings, Inc. (private investments), in Las Vegas, Nevada, a position he has held since November 1997. Before his retirement at age 41, he was, from June 1997 to June 1998, Chairman of Dataflex Corporation, in Clearwater Florida, a national publicly traded systems integration company, and served as its President from January 1995 to June 1998. He was President, the founder and CEO of National Data Products, Inc., in Clearwater, Florida, which was recognized by INC. Magazine as one of the top 100 fastest growing private companies between May 1982 and January 1995. Mr. Doganiero was three time finalist for entrepreneur of the year in the State of Florida sponsored by INC. Magazine and Ernst & Young LLP.



     In December, 1994, a former employee of National Data Products, Inc. filed a complaint in the United States District Court for the Middle District of Florida, Tampa Division, against Mr. Doganiero and National Data Products, Inc. The complaint alleges, among other things, that Mr. Doganiero promised to provide the employee with stock options to purchase National Data Products, Inc. common stock, but terminated his employment at a time when the company was being sold without granting him any options and that in doing so, Mr. Doganiero and National Data Products, Inc. breached a contract with the former employee, violated Rule 10b-5 of the Securities Exchange Act of 1934, and violated the Florida Securities and Investor Protection Act. On March 31, 1997, after a jury trial, a judgment was entered against Mr. Doganiero and National Data Products, Inc. in the amount of $564,721, including pre-judgment interest.


     Mr. Martino has been a member of our Board of Directors since November, 1999. Mr. Martino is Senior Vice President-Investments in the Clearwater, Florida office of a major securities brokerage firm. He has been associated with that firm for twenty years. He has completed the Security Institute's three-year course at the Wharton School. Concurrent with his activities at the brokerage firm, he established and operates his own company, Contactman Coaching, Inc., which provides a Client Contact Management System including a multi-media package, and seminars.

     Mr. Schilit has been a member of our Board of Directors since November, 1999. Mr. Schilit is President of Catalyst Ventures of Tampa, Florida, one of three companies he has founded. Catalyst provides consulting to growth businesses seeking private and public funding for growth, assists companies seeking merger or acquisition opportunities and provides analysis of investment opportunities to investment companies. Early in his career he developed strategic planning programs for Fortune 500 companies, governmental agencies and industry associations such as Corning Glass Works, Niagara Mohawk Power, The U.S. Civil Service Commission and the National Tire Dealers and Retreaders Association. He specializes in helping young entrepreneurial companies grow and find the financing they need to be successful. He is also the author of six recent books on venture capital, IPOs and emerging growth ventures. He has served on the board of directors of Check Express, Inc., Dataflex Corp., and Chico's FAS, Inc.

     Mr. Schweitzer has been a member of our Board of Directors since November, 1999. Mr. Schweitzer is a Certified Public Accountant. Since 1976, he has been and is Managing Partner of Schweitzer and Dobosz, C.P.A., P.A. in Clearwater, Florida. The firm specializes in medical and real estate entities. Prior to joining Schweitzer and Dobosz, he was Financial Vice President of Page Corporation -- U.S. Home in Silver Spring, Maryland, and he started his career with Deloitte & Touche, in Baltimore, Maryland.

DIRECTOR COMPENSATION

     Currently, we do not pay our directors cash compensation for their service as directors. In February, 2000, we granted to each of our directors options to purchase 7,500 shares of our common stock at a purchase price of $1.00 per share. The options vested on January 1, 2001 and expire in February, 2010. In January, 2001, we granted each of our directors options to purchase another 7,500 shares of our common stock at a purchase price of $3.00 per share. The options vest on January 1, 2002 if the holder is a director on December 31, 2001.

EXECUTIVE COMPENSATION


     The following table sets forth all cash compensation we paid or accrued during each of our last two fiscal years to our chief executive officer. The total annual salary and bonus paid or accrued during fiscal year 2000 to each of our executive officers did not exceed $100,000. The options included in the table were granted to Mr. Warhurst in return for his guaranty of our debt.


SUMMARY COMPENSATION TABLE

                                                                               LONG TERM COMPENSATION
                                                                              -------------------------
                                                ANNUAL COMPENSATION           SECURITIES
                                        -----------------------------------   UNDERLYING
           NAME AND                                            OTHER ANNUAL    OPTIONS      ALL OTHER
      PRINCIPAL POSITION         YEAR   SALARY($)   BONUS($)   COMPENSATION    AWARDED     COMPENSATION
      ------------------         ----   ---------   --------   ------------   ----------   ------------
Peter S. Warhurst..............  2000    $17,692      --           --           30,000         --
                                 1999         --      --           --               --         --

---------------


OPTION GRANTS DURING 2000



     The following table provides information regarding stock options granted during fiscal year 2000 to our chief executive officer. All of those options were granted in return for Mr. Warhurst's personal guaranty of our debt, and have an exercise price equal to estimated fair market value on the date of grant. In addition to the options described in the following table, we granted options to three of our other directors and two of our other executive officers in return for their guaranty of our debt. Those options are described under "Related Party Transactions."


                                               NUMBER OF     PERCENT OF
                                                 SHARES     TOTAL OPTIONS
                                               UNDERLYING    GRANTED TO     EXERCISE OR
                                                OPTIONS     EMPLOYEES IN    BASE PRICE
                    NAME                        GRANTED      FISCAL YEAR     PER SHARE    EXPIRATION DATE
                    ----                       ----------   -------------   -----------   ---------------
Peter S. Warhurst............................    30,000         13%            1.00       August 23, 2010

---------------


YEAR-END OPTION VALUES



     The following table provides information as to the number and value of options outstanding at September 30, 2000, held by our chief executive officer. Value is based on an estimate that our common stock was worth $1 per share at September 30, 2000.



                                                   NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                                                        OPTIONS AT                IN-THE-MONEY OPTIONS
                                                    SEPTEMBER 30, 2000            AT SEPTEMBER 30, 2000
                     NAME                        EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
                     ----                        -------------------------      -------------------------
Peter S. Warhurst..............................          30,000/0                         $0/0



STOCK OPTION PLAN


     In 2000, our board of directors approved our 2000 Stock Option Plan. Employees, directors and consultants are eligible to receive grants of options under the plan. We set aside 1.1 million shares in the plan. As of March 29, 2001, options to purchase a total of 495,250 shares of our common stock had been granted under the plan, including 60,000 to our outside directors and 150,000 to our executive officers. Thirty thousand of the options held by our outside directors vest on January 1, 2002, if they continue to serve as directors on December 31, 2001.

INDEMNIFICATION

     The company has entered into indemnification agreements with each of its current directors and executive officers which will provide for indemnification of, and advancement of expenses to, such persons for expenses and liability incurred by them by reason of the fact that they are or were a director, officer, shareholder of the company including indemnification under circumstances in which indemnification and advancement of expenses are discretionary under Florida law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             PRINCIPAL SHAREHOLDERS

     The following table provides information as of February 7, 2001 about stockholders who are the beneficial owners of more than 5% of our common stock or who are our directors or executive officers. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

                                                                   AMOUNT AND NATURE
                                                              OF BENEFICIAL OWNERSHIP(1)
                                                              ---------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                            SHARES        PERCENTAGE
------------------------------------                          ----------      -----------
PODS USA, LLC(2)............................................  7,000,000          63.6%
  6061 45th Street North
  St. Petersburg, FL 33714
JPJ Development, Inc.(2)....................................  7,000,000          63.6%
  6061 45th Street North
  St. Petersburg, FL 33714
Peter S. Warhurst(2),(3)....................................  7,030,000          63.7%
Philip Doganiero(4).........................................    537,500           4.9%
Dennis Martino(5)...........................................    330,672           3.0%
W. Keith Schilit(6).........................................    257,565           2.3%
Martin H. Schweitzer(7).....................................     57,500           0.1%
Paul R. Umberg(8)...........................................     46,250             *
Thomas M. Calcaterra(9).....................................     16,250             *
David Revelia(10)...........................................          0            --
All directors and executive officers as a group (8
  persons)..................................................  8,275,737          73.8%

---------------

 *  Less than 1%.
(1) The percentages are calculated on the basis of 11,003,237 shares of common stock outstanding on December 31, 2000. Under SEC rules, we calculate the percentage ownership of each person who owns exercisable options by adding
    (1) the number of exercisable options for that person only to (2) the number of total shares outstanding, and dividing the result into (3) the total number of shares and exercisable options owned by that person. The business address of each of our directors and executive officers is: c/o PODS, Inc., 6061 45th Street North, St. Petersburg, Florida 33714.

    Since our shareholders are not required to file reports of beneficial ownership under Section 13(d) of the Securities and Exchange Commission, the information in this table is derived from our records and is based on our interpretation of the term "beneficial ownership," rather than on reports filed with the Securities and Exchange Commission.

 (2) PODS USA, LLC is a limited liability company. The following members hold the voting interests in PODS USA, LLC:

                                                                  APPROXIMATE %
                                                                    OF VOTING
                               MEMBER                               INTEREST
                               ------                             -------------
    JPJ Development, Inc........................................      50%
    Varo Estates, Inc...........................................      31%
    Ona, LLC....................................................      12%
    Robert B. Timberlake........................................       2%
    Dennis Martino, Trustee.....................................       2%
    Richard K. Warhurst.........................................       1%
    Christopher J. Cavallaro....................................       1%
    Ricardo Chaves..............................................  Less than 1%

    Peter S. Warhurst, as trustee of his family trust, owns all of the voting shares of JPJ Development, Inc. W. Roy Courtney owns all of the shares of Varo Estates, Inc., and C. William Ash and his wife own all of the member interests of Ona, LLC. All of the persons or entities listed in the table above, and all of their shareholders could be deemed to be the beneficial owners of all or part of the shares owned by PODS USA, Inc. Of the foregoing persons and entities, we consider only JPJ Development, Inc. and Mr. Warhurst to be beneficial owners of the shares owned by PODS USA, LLC.
 (3) Includes all of the shares beneficially owned by JPJ Development, Inc. and an exercisable option to purchase 30,000 shares.
 (4) Includes 500,000 shares owned by the Doganiero Family Trust and exercisable options to purchase 37,500 shares.
 (5) Includes 293,172 shares held in Mr. Martino's IRA and exercisable options to purchase 37,500 shares. Does not include any shares owned by PODS USA, LLC.
 (6) Includes 220,065 shares owned individually and exercisable options to purchase 37,500 shares.
 (7) Includes 50,000 shares owned by Mr. Schweitzer and his wife jointly and an exercisable option to purchase 7,500 shares.
 (8) Represents exercisable options to purchase 46,250 shares.
 (9) Represents exercisable options to purchase 16,250 shares.
(10) Mr. Revelia owns an approximate 4.28% non-voting interest in PODS USA, LLC.

                           RELATED PARTY TRANSACTIONS

     In October, 1996, JPJ Development, Inc. and Varo Estates, Inc. formed Rope Developments, a general partnership which initially developed a mini-storage business. Peter S. Warhurst -- our chairman and chief executive officer -- was then the beneficial owner of all of the voting shares of JPJ Development, Inc. and W. Roy Courtney was the beneficial owner of all of the voting shares of Varo Estates, Inc.

     Upon the formation of Rope Developments, JPJ Development, Inc. and Varo Estates, Inc. contributed as capital to Rope Developments the real estate which Rope Developments then developed as a mini storage. The property had been purchased by them for $493,389 and in return for their contributions, each of them received a 50% profits and capital interest in Rope Developments.

     Later, David Revelia -- our vice president of operations -- through Davlin Investments, Inc., acquired a 5% non-voting profits interest in Rope Developments in return for his services. Through Rope Developments, Messrs. Warhurst, Courtney and Revelia began the initial development of the PODS concept, and the PODS container and hydraulic lift designs.

     In 1997, JPJ Development, Inc. made a non-interest bearing $90,000 loan to Rope Developments. One-half of the loan was repaid and the other half was converted to capital in August, 1998. Also, in February through August, 1998, Rope Development advanced to Davlin Investments, Inc. $500 per week. The advances totaled $15,000 and were non-interest bearing. Davlin Investments is repaying the advances on a weekly basis.

     In August, 1998, Rope Developments sold its mini-storage property and distributed the net proceeds of the sale to its partners. Also in August, 1998, JPJ Development, Inc., Varo Estates, Inc. and Davlin Investments, Inc. formed Portables On Demand Storage, L.L.C. and contributed as capital an aggregate of $232,000 in cash. Rope Developments merged into Portables on Demand Storage, L.L.C., which then became the owner of the PODS name, concept, and technology. At about the same time, Varo Estates then sold a 12.5% voting membership interest to Ona, LLC.

     Portables On Demand Storage L.L.C. later changed its name to PODS LLC. On September 3, 1999, we issued 7 million shares of our common stock to PODS, LLC in exchange for the assets and liabilities of its portable-on-demand moving and storage business. Those assets (net of liabilities) were carried on the books of PODS, LLC at $1,248,962 at the time of the transaction. Mr. Warhurst, our chairman, and W. Roy Courtney and C. William Ash were the beneficial owners of membership interests in PODS, LLC at the time of that transaction. See Footnote 2 to "Principal Shareholders."

     On the same date, we simultaneously sold 2,150,000 shares of our common stock for $1.00 per share in a private offering. Later in 1999, we sold an additional 1,633,172 shares for $1.00 per share in the same private offering. The Doganiero Family Trust, an affiliate of, Mr. Doganiero, one of our directors, purchased 500,000 of those shares. Mr. Martino, one of our directors, purchased 273,172 of those shares through his IRA. Mr. Schweitzer, one of our directors, and his wife jointly purchased 50,000 of those shares.

     In November, 1999, we issued 220,065 shares of our common stock to Mr. Schilit, a director, in lieu of cash compensation for financial and strategic advisory services performed by Mr. Schilit's consulting firm, Catalyst Ventures, in connection with our 1999 private offering.

     In December, 1999, we entered into a Stockholders' Agreement with all of our stockholders which includes the following provisions:

     - restrictions on disposition of our common stock;

     - rights of first refusal if our common stock is being sold;

     - rights of co-sale if our common stock is being sold;

     - requirements to sell our common stock if shareholders owning more than 33.3% wish to sell their shares;

     - preemptive rights to subscribe to additional shares of our common stock; and

     - registration rights.

     During calendar 2000, we granted options to purchase a total of 250,000 shares of our common stock in return for personal guaranties of a specified amount of a working capital loan. Directors Warhurst, Doganiero, Martino, and Schilit each guaranteed $300,000 of debt and were each granted options to purchase 30,000 shares at a purchase price of $1.00 per share.


     We have entered into employment agreements with Messrs. Umberg and Calcaterra, our Chief Administrative Officer and Chief Financial Officer, respectively. We have also entered into indemnification agreements with each of our executive officers and directors as described under "Our Management -- Indemnification."


                         DESCRIPTION OF THE DEBENTURES


     The debentures will be issued under an indenture we will enter into with SunTrust Bank, as trustee. The indenture has been filed as an exhibit to the Registration Statement of which this prospectus is a part, and a copy is available for inspection at the principal executive offices of the trustee and at our corporate headquarters. Because the aggregate principal amount of the debentures does not exceed $10 million, the indenture is not required to be qualified under the Trust Indenture Act of 1939, as amended (the "Act") and is not so qualified. Accordingly, the provisions of the Act do not apply to the indenture and therefore you will not have the protections afforded by the Act and your rights as a debenture holder under the indenture are limited to these specifically contained in the indenture. This description highlights selected provisions of the debentures and the indenture.



     General. The debentures will be unsecured obligations and will rank equally as to payment priority with our other outstanding unsecured debt, with the exception of senior indebtedness. The subordination of the debentures to our other debt is described below under "Description of the Debentures -- Subordination." There is no sinking fund or similar provision for payment of the debentures at maturity. We will pay maturing debentures from our general funds or from other borrowings. The debentures will be issued only in registered form, without coupons, in the minimum amount of $25,000 and in increments of $5,000.


     Maturity. The debentures will mature on July 15, 2007, at which time we will repay them in twelve quarterly installments with interest at 12% per annum. We have the right, however, to prepay the installments.

     Subordination. The payment of principal and interest on the debentures will be subordinated and subject to the prior payment in full of all of our senior indebtedness. If our senior indebtedness matures, we default under its terms, or we liquidate, dissolve or reorganize, we must pay our senior indebtedness in full before we can make any payment on the debentures.


     The term "senior indebtedness" means (i) all of our indebtedness (other than the debentures), whether outstanding now or that we create or guarantee it in the future, but does not include debt we issue under an instrument that provides that it is not senior in right of payment to the debentures, (ii) our debt to any subsidiary of ours, a majority of the voting stock of which is owned, directly or indirectly, by us, and (iii) accounts payable or other indebtedness to trade creditors created or assumed by us in the ordinary course of business. "Indebtedness" includes (i) any of our indebtedness, contingent or otherwise, for borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit, (ii) all reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or banker's acceptances, and (iii) all obligations and liabilities (contingent or otherwise) in respect of leases which are required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet.



     There is no limit on the amount of additional indebtedness, including senior indebtedness, which we can incur. As a result of these subordination provisions, holders of the debentures may recover less than holders of our senior indebtedness if we liquidate. At December 31, 2000, we had outstanding senior indebtedness in the total amount of approximately
$3,010,000 -- consisting of our line of credit, notes payable and capital leases. We also had current liabilities at December 31, 2000 of approximately $1,501,000 which would rank equally as to payment priority with the debentures. Any new indebtedness for borrowed funds will be senior to the debentures unless expressly made junior or of equal priority.


     We intend to borrow substantial amounts in the future, some of which will constitute senior indebtedness. The debentures will be subordinate to all of the indebtedness described above.

     The debentures to be sold in this offering rank equally with each other as to payment rights. We may sell additional subordinated debentures ranking equally with the debentures we are offering under this prospectus.

     Interest. We will pay interest on the debentures quarterly at the rate of 12% per annum. Interest on each debenture accrues from the date of issuance which, for the first $1 million of debentures sold, is deemed to be the date that subscription funds for that debenture are disbursed to us from escrow. For all other debentures, the issue date will be the date we accept subscriptions and deposit payment.

     Payment Acceleration Right. Although the debentures don't mature until July 15, 2007, during the first quarter of 2006, you may accelerate the maturity and require us to repay your debentures by giving us written notice. If so, we will pay the principal of the debentures in twelve quarterly installments starting on July 15, 2006, plus interest at 12% per annum. We have the right, however, to prepay the installments.

     Optional Conversion. A conversion event will occur if we conduct an initial public offering of our common stock ("IPO"), or we sell our company, its assets or its business, regardless of the form the transaction takes and the sale is approved by our board of directors and a majority of each class of our stock that is entitled to vote on the sale. We will notify you in writing if a conversion event occurs. If you haven't previously accelerated the payment of your debentures, you can either convert the outstanding amount of your debentures into shares of our common stock or require us to pay the principal of your debentures in twelve quarterly installments plus interest at the applicable rate described above. We have the right, however, to prepay the installments.


     If a conversion event occurs and you don't timely deliver written notice to us that you want us to begin to repay your debenture, you will be deemed to have elected to convert. You can only elect to convert debentures with a face value of at least $25,000 and in increments of $5,000 in excess of $25,000. If you decide or are deemed to convert into shares of our common stock, your debentures will be paid in shares of our common stock at the price of $5.10 per common share. The conversion price is subject to adjustment for certain events, including stock dividends and stock splits or combinations.


     Debentures eligible for conversion are those that have not previously been accelerated or repaid. Only the outstanding principal amount of eligible debentures may be converted.


     Prepayment. We may prepay all or any part of a debenture, without penalty, on or after the occurrence of the earlier of (i) July 15, 2007, (ii) the date we close an IPO or sell our company, or (iii) April 1, 2006, if the holder of the debenture previously elected to accelerate payment.


     Taxes. Interest on the debentures is taxable to the holder as it is paid. We must report the interest earned on debentures with respect to each holder. With the exception of foreign business entities, no portion of interest will be withheld for holders who provide us with a taxpayer identification number and certify that they are not subject to withholding on Forms W-8 or W-9. We will withhold as required by applicable law with respect to investors who do not provide the required withholding exemption certification. We reserve the right to not sell debentures to anyone refusing to provide the requested taxpayer identification number or withholding certification.


     Modification of Indenture. If the Trustee agrees, we may modify the indenture at any time or times with the consent of the holders of not less than a majority in principal amount of the debentures that are then outstanding. However, we may not modify the indenture to affect the terms of payment of, the principal of, or any interest on any debenture without the consent of the holder, or to reduce the percentage of debenture holders whose consent to modification is required. If the Trustee agrees, without action by the debenture holders, we may amend the debentures or the indenture:



     - to clarify any ambiguity or correcting any defect or inconsistency,



     - to provide, by supplemental debenture, for the assumption of our obligations under outstanding debentures and the indenture in case of a merger or sale of all or substantially all of our assets; or



     - to make any change to the indenture that does not adversely affect the legal rights of the debenture holders.



     Place, Method and Time of Payment. Principal and interest on the debentures is payable at our principal executive office, as it may established from time to time, or at such other place as we may designate for that purpose. However, payments may be made at our option by check or draft mailed to the address appearing in the register which we maintain for that purpose. Any payment of principal or interest which is due on a nonbusiness day is payable on the next business day immediately following the nonbusiness day.



     Events of Default. An event of default is defined in the indenture occurs when:



     - there is a default for 30 days in payment of interest on the debentures;



     - there is a default in payment of principal on the debentures which has not been cured;



     - we fail to comply with any of our other agreements or covenants in the debentures or the indenture and the default continues for 60 days after notice from the Trustee or the holders of at least 25% of the principal amount of the outstanding debentures;

     - we or any of our material subsidiaries pursuant to or within the meaning of any bankruptcy law:



        - commence a voluntary proceeding under any such bankruptcy law,



        - consent to the entry of an order for relief against us in an involuntary bankruptcy proceeding,



        - consent to the appointment of a custodian or for all or substantially all of our property,



        - make a general assignment for the benefit of our creditors, or



        - generally are unable to pay our debts as they become due;



     - a court of competent jurisdiction enters an order or decree under any bankruptcy law that:



        - is for relief against us or any material subsidiary in an involuntary bankruptcy proceeding, or



        - appoints a custodian of us or any material subsidiary or for all or substantially all of our or its property, or



        - orders us or a material subsidiary to liquidate, and the order remains unstayed and in effect for 60 days; or



     - acceleration of maturity of any senior indebtedness in an amount exceeding $1 million under the terms of the instrument under which the senior indebtedness is or may be outstanding, if the acceleration is not annulled within 30 days after written notice.



     For purposes of an event of default, the term "bankruptcy law" means Title 11 of the United States Code or any similar Federal or state law for relief of debtors.



     We are required to file annually with the Trustee an officer's certificate that certifies as to the absence of defaults under the terms of the indenture. The indenture provides that the holders of a majority of the aggregate principal amount of the debentures at the time outstanding may, on behalf of all holders, waive any past default or event of default except in payment of principal or interest on the debentures.



     Subject to the provisions of the indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any debenture holders unless such debenture holders shall have offered to the Trustee indemnity satisfactory to the Trustee in its sole discretion. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the debentures at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee. However, the Trustee may refuse to pursue any available remedy in its sole discretion or to follow any direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other holders of debentures or would involve the Trustee in personal liability.



     An individual debenture holder may institute legal proceedings in the event of our default only if:



     - the holder gives the Trustee notice of a continuing event of default,



     - the holders of at least 25% of the principal amount of the then outstanding debentures make a request to the Trustee to pursue a remedy,



     - the holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense,



     - the Trustee does not comply with the request within 60 days after the receipt of the request and the offer of indemnity, and



     - during such 60 day period the holders of a majority of principal amount of the then outstanding debentures do not give the Trustee a direction inconsistent with the request.

     Satisfaction and Discharge of Indenture. The indenture is discharged upon the conversion or payment of all outstanding debentures, except that provisions regarding compensation and indemnity of the Trustee and payment to us by the Trustee of excess funds survive.


     Reports. If we are required by SEC regulations to prepare annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year, we will file those reports with the Trustee. Copies of those reports will be sent to any debenture holder upon written request. At this time, we are not required by SEC regulations to prepare those reports.

     Service Charges. We reserve the right to assess service charges for issuing debentures to replace lost or stolen debentures, changing the registration of a debenture when such change is occasioned by a change in name of the holder, issuing a replacement interest payment check, or a transferring (whether by operation of law or otherwise) of the debenture by the holder to another holder.

     Any holder who requests the replacement of any interest payment check 10 days or less from issue date accepts any bank charges, including stop payment order charges. The charge amount will be subtracted from the replacement interest payment check.


     Transfer and Exchange. A holder may transfer or exchange debentures in accordance with the indenture. As registrar under the indenture, the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the indenture. The Trustee is not required to transfer or exchange any debentures selected for redemption. Also, the Trustee is not required to transfer or exchange any debenture for a period of 15 business days before the maturity of such debentures. Debentures may be transferred only in authorized denominations of at least $25,000 and increments of $5,000 in excess of $25,000.



     Concerning the Trustee. The holders of a majority in principal amount of the then outstanding debentures have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to the debentures. However, the Trustee may refuse to pursue any available remedy in it sole discretion or to follow any direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other holders of debentures or would involve the Trustee in personal liability.



     The indenture provides that the Trustee is not deemed to owe any fiduciary duty to the debenture holders, including upon an event of default. The indenture also provides that the Trustee need perform only those duties that are specifically set forth in the indenture and no others and that the Trustee is not liable to anyone except as a direct result of its negligence or wilful misconduct related to the performance of such duties.



     The Trustee may be removed by the holders of a majority in principal amount of the then outstanding debentures by written notice to the Trustee and to us. We may also remove the Trustee if (i) the Trustee fails to satisfy the requirements of Section 310(a) of the Act (ii) the Trustee fails to have a combined capital and surplus of at least $50 million, (iii) the Trustee is adjudged a bankrupt or an insolvent or any order for relief is entered with respect to the Trustee under any bankruptcy law, (iv) a custodian or public officer takes charge of the Trustee or its property, (vi) the Trustee becomes incapable of action, or (vi) in our judgment, comparable services are available from another entity at a materially lower cost to us as long as the new Trustee meets the requirements of Section 310(a) of the Act and the capital and surplus requirements described above. If the Trustee resigns or is removed, we are required to appoint a successor Trustee.



     The Trustee (i) has not conducted any independent due diligence investigation with regard to us or the debentures, (ii) is not making any recommendation regarding the debentures, (iii) has not passed upon the accuracy or adequacy of this prospectus, (iv) is not liable for any statements continued in this prospectus, (v) is not a guarantor or surety of the debentures, (vi) does not owe any fiduciary duties to the debenture holders, and (vii) may not be held liable under the indenture under any conditions, except for its own negligence or intentional misconduct.

                        DESCRIPTION OF OUR COMMON STOCK


     Our articles of incorporation provide that we may issue up to 100 million shares of common stock. As of December 31, 2000, we had 35 shareholders of record with a total of 11,003,237 shares of common stock outstanding. There is no current trading market for our common stock.


     Each outstanding share of common stock is entitled to one vote on all matters to be submitted to a vote of the shareholders. Holders generally do not have preemptive rights, so we may issue additional shares that may reduce each holder's voting and financial interest in our company. However, we have entered into a shareholders agreement with the holders of our outstanding shares of common stock, which provides that they have preemptive rights. Cumulative voting does not apply in the election of our directors, so holders of a simple majority of the shares voted at a meeting at which a quorum is present can elect all of the directors to be elected at that meeting. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by our board of directors, the funds legally available. If we were to liquidate, dissolve, or wind up our affairs, holders of common stock would share proportionally in our assets that remain after payment of all of our debts and obligations.

                              PLAN OF DISTRIBUTION


     GENERAL. Peter S. Warhurst our President and CEO, Thomas M. Calcaterra, our Chief Financial Officer and David Revelia, our Chief Operations Officer, will be offering the debentures for sale to the public on a best efforts basis. They will be assisted by two staff employees. Accordingly, the offering has not received a review customarily made by a selling agent or underwriter when securities are sold. We will not pay commissions or other remuneration for the sale of the debentures.


     Subscriptions must be in the minimum amount of $25,000, but debentures may be purchased in amounts over $25,000, in $5,000 increments. We reserve the right to reject any subscription in whole or in part for any reason and we have no liability to you if we reject your subscription for any reason other than to return to you your check or subscription funds. We may take up to five business days after receipt to determine if we will accept or reject a subscription. Subscriptions are payable by check made payable to "SunTrust Bank, Escrow Agent" and returned to us at 6061 45th Street North, St. Petersburg, Florida 33714,
Attn: Thomas M. Calcaterra.

     NET WORTH REQUIREMENTS. We will accept subscriptions only from persons who represent to us that they have a net worth of at least ten times the purchase price of the debentures they purchase, or $1 million, whichever is less. For this purpose, net worth means all assets of the purchasers minus all their liabilities.


     ESCROW. Funds from accepted subscriptions for the first $1 million of debentures offered will be held in an interest-bearing escrow account under an Escrow Agreement between us and SunTrust Bank as Escrow Agent until we receive and accept subscriptions for the first $1 million of debentures, or 5:00 p.m., Eastern Time July 15, 2001, whichever occurs first (the "Minimum Termination Date"). Upon the sale of the first $1 million of debentures, subscribers' funds will be disbursed to us and the Escrow Agent's obligations will terminate, except in its obligation to deliver to us subscription funds received after that time. If, by Minimum Termination Date, we have not received and accepted subscriptions for at least $1 million of debentures offered, all funds received will be promptly refunded to subscribers with interest earned while held in escrow, by check drawn on the Escrow Agent and mailed by regular mail. We will continue the offering after we sell $1 million of debentures until we sell all $10 million of the debentures or we elect to terminate the offering. We reserve the right to terminate the offering at any time without notice.


     HOW TO SUBSCRIBE.  A person who desires to purchase debentures must:

     - receive a prospectus;

     - complete and deliver to us a purchase order in the form that accompanies this prospectus; and

     - deliver to us a check for good funds payable to "SunTrust Bank Escrow account."

     All deliveries to us should be mailed or hand delivered to us at 6061 45th Street North, St. Petersburg, Florida 33714, Attention: Debenture Sales Center.

                                 LEGAL MATTERS

     We are being advised on the validity of the debentures by Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., Tampa, Florida. The compensation to be paid to such firm for this offering is, in part, contingent upon the sale of debentures.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and September 30, 2000, and for the year and the nine-month period ended December 31, 1999 and September 30, 2000, respectively, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed our Form SB-2 with the SEC. This prospectus does not contain all of the information in the registration statement. You'll find additional information about us and the debentures in the registration statement. For example, in the prospectus, we've summarized or referred to some contracts, agreements and other documents that have been filed as exhibits to the registration.

     Currently, we do not file reports with the SEC. However, we are required to file with the SEC current, quarterly and annual reports on Forms 8-K, 10Q, and 10-K for the 2001 year. The annual report on Form 10-K will include our audited financial statements. This obligation is suspended for years after 2001, if at the beginning of the fiscal year, the debentures are held of record by less than 300 persons.

     The public may read and copy any materials we file with the SEC including the registration statement, at the SEC's Public Reference Room at 450 45(th) Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

No dealer, salesman or any other person has been authorized to give any information which is not contained in this prospectus or to make any representation in connection with this offering other than those which are contained in the prospectus, and if given or made, such information or representation must be relied upon as having been authorized by us.

     This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the debentures to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implications that there has been no change in our affairs or the facts which are set forth in this prospectus since the date hereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE(S)
                                                               -------
REPORT OF INDEPENDENT AUDITORS..............................         F-2
AUDITED FINANCIAL STATEMENTS
  Balance Sheets............................................         F-3
  Statements of Operations..................................         F-4
  Statements of Stockholders' Equity........................         F-5
  Statements of Cash Flows..................................         F-6
  Notes to Financial Statements.............................  F-7 - F-15

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
PODS, Inc.

     We have audited the accompanying balance sheets of PODS, Inc. (the Company) as of September 30, 2000 and December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 2000 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PODS, Inc. at September 30, 2000 and December 31, 1999 and the results of its operations and its cash flows for the nine months and the year then ended, respectively, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Tampa, Florida
November 15, 2000

                                   PODS, INC.

                                 BALANCE SHEETS

                                                          DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                              2000           2000            1999
                                                          ------------   -------------   ------------
                                                          (UNAUDITED)
                                        ASSETS
Current assets:
  Cash..................................................  $   299,908     $   422,997    $ 1,754,146
  Accounts receivable, net of allowance for doubtful
     accounts of $52,018, $49,800 and $47,180,
     respectively.......................................      382,655         643,190        247,939
  Prepaid expenses and other current assets.............       57,288          28,202         35,371
  Inventory.............................................      598,586         565,164        291,760
                                                          -----------     -----------    -----------
          Total current assets..........................    1,338,437       1,659,553      2,329,216
PODS(R) and lifts in process............................       66,866         103,565        138,529
Rental equipment, net of accumulated depreciation.......    3,915,543       3,732,877      2,769,100
Property and equipment, net of accumulated
  depreciation..........................................    1,439,746       1,407,905        841,564
Other assets:
  Deposits..............................................      114,531         114,531        145,353
  Other noncurrent assets...............................      422,900         262,260         30,495
                                                          -----------     -----------    -----------
          Total other assets............................      537,431         376,791        175,848
                                                          -----------     -----------    -----------
          Total assets..................................  $ 7,298,023     $ 7,280,691    $ 6,254,257
                                                          ===========     ===========    ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $ 1,207,605     $ 1,311,591    $   309,407
  Due to customers......................................       97,488          97,529         28,167
  Deferred revenue......................................      359,112         278,974        141,685
  Accrued expenses......................................      213,165         269,726        237,841
  Current portion of long-term debt and capital
     leases.............................................      868,715         693,165        533,373
                                                          -----------     -----------    -----------
          Total current liabilities.....................    2,746,085       2,650,985      1,250,473
Long-term debt and capital lease obligations, net of
  current portion.......................................    2,123,882       1,744,602        904,508
Stockholders' equity:
  Common stock, par value $.0001 per share: authorized
     100,000,000 shares; 11,003,237 shares issued and
     outstanding........................................        1,100           1,100          1,100
  Additional paid-in capital............................    6,353,315       6,235,650      6,168,990
  Accumulated deficit...................................   (3,926,359)     (3,351,646)    (2,070,814)
                                                          -----------     -----------    -----------
          Total stockholders' equity....................    2,428,056       2,885,104      4,099,276
                                                          -----------     -----------    -----------
          Total liabilities and stockholders' equity....  $ 7,298,023     $ 7,280,691    $ 6,254,257
                                                          ===========     ===========    ===========

                            See accompanying notes.

                                   PODS, INC.

                            STATEMENTS OF OPERATIONS

                                           NINE MONTHS                        THREE MONTHS ENDED
                                              ENDED        YEAR ENDED            DECEMBER 31,
                                          SEPTEMBER 30,   DECEMBER 31,   -----------------------------
                                              2000            1999           2000            1999
                                          -------------   ------------   -------------   -------------
                                                                                  (UNAUDITED)
Revenues:
  Rental and delivery revenue...........   $ 2,586,555    $ 1,770,185    $   1,041,122   $     567,387
  Sales of PODS(R) and lifts to
     franchisees........................     3,101,950        553,652          844,145         312,576
  Franchise license revenue.............       160,000         90,000           30,000          90,000
  Revenue from services to
     franchisees........................       144,318          5,174          123,613           3,742
                                           -----------    -----------    -------------   -------------
                                             5,992,823      2,419,011        2,038,880         973,705
Cost of revenues:
  Cost of rental and delivery...........     1,495,697      1,402,962          579,117         490,098
  Cost of sales of PODS(R) and lifts....     2,959,830        533,850          713,572         262,100
  Franchise costs.......................        21,091        114,827           12,230         110,696
                                           -----------    -----------    -------------   -------------
                                             4,476,618      2,051,639        1,304,919         862,894
Operating expenses:
  Selling, general and administrative
     expenses...........................     2,277,412      1,656,192        1,054,062         687,007
  Depreciation and amortization.........       428,745        315,478          170,354          69,086
                                           -----------    -----------    -------------   -------------
Loss from operations....................    (1,189,952)    (1,604,298)        (490,455)       (645,282)
Other expense (income):
  Loss on disposal of equipment.........            --         17,968               --              --
  Other income..........................       (19,041)        (8,668)             (57)        (27,022)
  Interest expense......................       109,921         62,943           84,315          44,035
                                           -----------    -----------    -------------   -------------
Loss before cumulative effect of a
  change in accounting principle........    (1,280,832)    (1,676,541)        (574,713)       (662,295)
Cumulative effect on prior years of
  changing to a different method of
  accounting for certain start-up
  activities............................            --        (74,633)              --              --
                                           -----------    -----------    -------------   -------------
Net loss................................   $(1,280,832)   $(1,751,174)   $    (574,713)  $    (662,295)
                                           ===========    ===========    =============   =============
Basic and diluted loss per share:
Income before cumulative effect of a
  change in accounting principle........   $      (.12)   $      (.20)   $        (.05)  $        (.06)
Cumulative effect on prior years of
  changing to a different method of
  accounting for certain start-up
  activities............................            --           (.01)              --              --
                                           -----------    -----------    -------------   -------------
Basic and diluted net loss per share....   $      (.12)   $      (.21)   $        (.05)  $        (.06)
                                           ===========    ===========    =============   =============
Weighted average number of shares
  outstanding, basic and diluted........    11,003,237      8,223,845       11,003,237      10,996,063
                                           ===========    ===========    =============   =============

                            See accompanying notes.

                                   PODS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON STOCK       ADDITIONAL                                   TOTAL
                                      -------------------    PAID-IN      MEMBERS'     ACCUMULATED   STOCKHOLDERS'
                                        SHARES     AMOUNT    CAPITAL       CAPITAL       DEFICIT        EQUITY
                                      ----------   ------   ----------   -----------   -----------   -------------
Balance at December 31, 1998........          --   $   --   $       --   $ 1,331,618   $  (319,640)   $ 1,011,978
  Capital contributions.............          --       --           --     1,115,893            --      1,115,893
  Conversion of PODS, LLC equity
    into common stock...............   7,000,000      700    2,446,811    (2,447,511)           --             --
  Issuance of common stock for cash,
    net of offering costs...........   4,003,237      400    3,722,179            --            --      3,722,579
  Net loss..........................          --       --           --            --    (1,751,174)    (1,751,174)
                                      ----------   ------   ----------   -----------   -----------    -----------
Balance at December 31, 1999........  11,003,237    1,100    6,168,990            --    (2,070,814)     4,099,276
  Fair value of options issued in
    connection with guarantees of
    debt............................          --       --       66,660            --            --         66,660
  Net loss..........................          --       --           --            --    (1,280,832)    (1,280,832)
                                      ----------   ------   ----------   -----------   -----------    -----------
Balance at September 30, 2000.......  11,003,237    1,100    6,235,650            --    (3,351,646)     2,885,104
  Fair value of options issued in
    connection with guarantees of
    debt............................          --       --      117,665            --            --        117,665
                                      ----------   ------   ----------   -----------   -----------    -----------
  Net loss..........................          --       --           --            --      (574,713)      (574,713)
                                      ----------   ------   ----------   -----------   -----------    -----------
Balance at December 31, 2000
  (Unaudited).......................  11,003,237   $1,100   $6,353,315   $        --   $(3,926,359)   $ 2,428,056
                                      ==========   ======   ==========   ===========   ===========    ===========

                            See accompanying notes.

                                   PODS, INC.

                            STATEMENTS OF CASH FLOWS

                                                          NINE MONTHS    YEAR ENDED      THREE MONTHS ENDED
                                                             ENDED        DECEMBER           DECEMBER 31
                                                         SEPTEMBER 30,       31,       -----------------------
                                                             2000           1999         2000         1999
                                                         -------------   -----------   ---------   -----------
                                                                                             (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES
Net loss...............................................   $(1,280,832)   $(1,751,174)  $(574,713)  $  (662,295)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization........................       430,690        315,478     170,354        69,086
  Loss on disposal of equipment........................            --         17,968          --            --
  Cumulative effect of change in accounting
    principle..........................................            --         74,633          --            --
  Changes in assets and liabilities:
    Accounts receivable................................      (503,023)      (178,480)    260,535      (117,583)
    Prepaid expenses and other assets..................         7,169          5,572     (29,086)      (26,497)
    Inventory..........................................      (273,404)      (291,760)    (33,422)     (124,005)
    PODS(R) and lifts in process.......................        34,964        (85,605)     36,699      (138,529)
    Deposits and other noncurrent assets...............       (27,387)      (133,400)    (19,270)       27,343
    Accounts payable...................................     1,002,184        142,626    (103,985)      656,506
    Due to customers...................................        69,362         22,916         (41)        6,167
    Deferred revenue...................................       137,289        102,470      80,138       (76,395)
    Accrued expenses...................................        31,885        224,403     (56,561)      155,498
                                                          -----------    -----------   ---------   -----------
         Total adjustments.............................       909,729        216,821     305,361      (881,421)
                                                          -----------    -----------   ---------   -----------
Net cash used in operating activities..................      (371,103)    (1,534,353)   (269,352)   (1,543,716)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of PODS.......................................    (1,240,361)    (1,711,838)   (289,736)     (424,903)
Purchase of property and equipment.....................      (345,905)      (267,527)    (92,291)      (83,082)
Patent costs...........................................       (11,101)        (1,956)     (3,015)       (1,956)
                                                          -----------    -----------   ---------   -----------
Net cash used in investing activities..................    (1,597,367)    (1,981,321)   (385,042)     (509,941)

CASH FLOW FROM FINANCING ACTIVITIES
Debt issuance cost.....................................        (5,213)            --     (23,525)           --
Proceeds from long-term debt...........................     1,100,000        706,215     750,000       212,149
Principal payments on long-term debt and capital lease
  obligations..........................................      (457,466)      (304,505)   (195,170)     (163,999)
Issuance of common stock for cash, net of offering
  costs................................................            --      3,722,579          --     3,759,653
Capital contributions..................................            --      1,115,893          --            --
                                                          -----------    -----------   ---------   -----------
Net cash provided by financing activities..............       637,321      5,240,182     531,305     3,807,803
                                                          -----------    -----------   ---------   -----------
Net (decrease) increase in cash........................    (1,331,149)     1,724,508    (123,089)    2,418,624
Cash at beginning of period............................     1,754,146         29,638     422,997            --
                                                          -----------    -----------   ---------   -----------
Cash at end of period..................................   $   422,997    $ 1,754,146   $ 299,908   $ 1,754,146
                                                          ===========    ===========   =========   ===========
Supplemental disclosures of noncash financing
  activities
  Equipment financed through capital leases............   $   357,352    $   452,371   $      --   $   150,068
                                                          ===========    ===========   =========   ===========
  Fair value of options issued in connection with
    guarantees of debt.................................   $    66,660    $        --   $ 117,664   $        --
                                                          ===========    ===========   =========   ===========

                            See accompanying notes.

                                   PODS, INC.

                         NOTES TO FINANCIAL STATEMENTS

(INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED DECEMBER 31, 2000 AND
                               1999 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company manufactures and rents portable storage units to the public to be used as alternative means of storage rental space to the mini-storage market or an alternative means for customers to conduct physical moves of household or business contents. The Company also franchises its operations throughout the United States. The Company generally provides short-term rentals on a weekly basis for moves and on a monthly basis for storage either on the customer site or in the Company's warehouses. The Company also provides pickup and delivery services for the storage units.

     The Company was initially formed as a limited liability company, Portables On Demand Storage, LLC, under the laws of the state of Florida on August 26, 1998. Upon formation, the Company merged the assets and liabilities of a predecessor entity, Rope Developments Partnership, into the Company. In February, 1999, the Company registered a name change with the state of Florida to PODS, LLC. In September 1999, the Company transferred the assets of PODS, LLC at net book value to a newly formed corporation, PODS, Inc.

INTERIM RESULTS

     The accompanying balance sheet at December 31, 2000 and statements of income and cash flows for the three-months ended December 31, 2000 and 1999 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the annual financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of results of the interim periods. The data disclosed in these notes to the financial statements for those periods are also unaudited. Operating results for the three months ended December 31, 2000 are not necessarily indicative of the results that may be expected for the entire fiscal year.

REVENUES

     Revenues from the rental of portable storage units are recognized ratably over the rental period. Deferred revenue represents amounts billed for rental periods that extend beyond the balance sheet date as well as amounts billed for deliveries/pickups which have not yet taken place. Revenues for pickup and delivery charges are recognized as the service is rendered. Revenues related to the sales of PODS(R) and lifts to franchisees are recorded upon delivery of the equipment to the franchisee.

     Initial franchise fees from franchisees are non-refundable and are recognized upon the opening of the franchise operation. Fees received prior to this point are reflected as deferred revenue to be recognized when all services have been substantially performed.

     During the nine months ended September 30, 2000 and the year ended December 31, 1999, the Company sold 18 1/2 and 6 1/2 franchises (representing five and two metropolitan areas, respectively) and recognized initial franchise fee revenues related to these franchises of $160,000 and $90,000, respectively. During the three months ended December 31, 2000 and 1999, the Company sold 2 and 4 franchises (representing 1 and 1 metropolitan areas, respectively) and recognized initial franchise fee revenues related to these franchises of $30,000 and $90,000, respectively. Once the franchise has opened, the Company has no future obligations to the franchisee related to the initial franchise fee.

     The Company receives royalties to support its ongoing obligation to provide call center services for the franchises. Royalties are charged based on a percentage of the franchisees' rental revenues and are recognized as services are provided. The Company has also entered into contracts with certain franchisees to provide billing services. Revenues are recognized as services are provided.

     The Company does not provide financing for its franchisees. However, the Company has allowed its first franchisee to defer payment on a portion of its royalties and POD and lift purchases. Deferred amounts due

                                   PODS, INC.

from this franchise are $136,151, $127,717, and $36,424 at December 31, 2000, September 30, 2000 and December 31, 1999, respectively.

ACCOUNTS RECEIVABLE

     Accounts receivable represent amounts due from customers and franchisees for services and products provided. Estimates for uncollectible accounts are provided for in the financial statements and have been within management's expectations.

INVENTORY AND PODS(R) AND LIFTS IN PROCESS

     Inventory and PODS(R) and lifts in process consist of raw materials, PODS(R) and lifts at various stages of completion and PODS(R) and lifts which are completed but which have not been placed into service, in the case of PODS(R) and lifts to be used in the Company's operations, or sold to a franchisee, in the case of inventory. PODS(R) and lifts in process and inventory are stated at the lower of cost or market.

RENTAL EQUIPMENT

     Rental equipment consists of PODS(R) that are used for rental to customers. The PODS(R) are stated at cost and depreciated using the straight-line method over a ten-year useful life. Accumulated depreciation on the rental equipment was $716,323, $602,806 and $313,716 at December 31, 2000, September 30, 2000 and
December 31, 1999, respectively. PODS and lifts held for sale to franchisees are included in inventory.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated using the straight-line method over estimated useful lives of the respective assets, which range from three to ten years.

PATENT COSTS

     The Company has capitalized legal fees net of amortization expense in the amount of $26,669, $19,692 and $14,102 at December 31, 2000, September 30, 2000
and December 31, 1999, respectively, associated with the patent application process for its hydraulic lift system. In December 1999, the patent was allowed, and in January 2000, the Company began amortizing the patent over its 15-year remaining life. Amortization expense for patent costs for the nine months and three months ended September 30, 2000, and December 31, 2000, are $1,096 and $454, respectively.

ADVERTISING

     The Company expenses the costs of advertising the first time an advertisement is placed. Advertising expense was $467,105 and $474,133 for the nine months ended September 30, 2000 and year ended December 31, 1999, respectively. Advertising expense was $127,418 and $200,596 for the three month periods December 31, 2000 and December 31, 1999, respectively.

     The Company collects a fee from its franchisees, which is committed to an advertising program. The Company accrues these committed amounts in accordance with Statement of Financial Accounting Standards (SFAS) No. 45, Accounting for Franchise Fee Revenue, until the amounts are expended. Committed advertising at September 30, 2000 and December 31, 1999, was $25,200 and $26,228, respectively, and is included in accrued expenses.

                                   PODS, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR

     The Company changed its fiscal year end from December 31 to September 30.

2.  CHANGE IN ACCOUNTING METHOD

     During April 1998, Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, was issued. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 was required to be adopted for fiscal years beginning after December 15, 1998. Upon adoption, the Company was required to charge off $74,633 in franchise costs related to the development of franchisee materials that were deferred as of December 31, 1998. The charge has been reported as a cumulative effect of a change in accounting principle.

3.  SALE-LEASEBACK TRANSACTIONS

     The Company engages in transactions for financing purposes whereby it sells certain assets (primarily PODS(R) and hydraulic lifts) to a leasing company and then leases these assets back for a period of five to six years. In each case, the sales price has approximated the cost of the assets involved and no gain or loss was recognized. The related leases have been accounted for as capital leases in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases. No amounts have been recognized in the statements of operations related to these transactions.

4.  RELATED-PARTY TRANSACTIONS

     The Company has engaged in business transactions for the purchase of insurance from a relative of an officer/stockholder of the Company. The Company purchases liability, property and life insurance. For the nine months ended September 30, 2000 and the year ended December 31, 1999, amounts charged to expense relating to transactions with this individual were $51,906 and $50,562, respectively. For the three months ended December 31, 2000 and 1999, amounts charged to expense relating to transactions with this individual were $24,061 and $21,960, respectively.

5.  INVENTORY

     The Company's inventory is summarized as follows:

                                                   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                       2000           2000            1999
                                                   ------------   -------------   ------------
                                                   (UNAUDITED)
Completed PODS(R) and lifts......................    $ 35,342       $ 53,932        $ 63,975
PODS(R) and lifts in process.....................      81,521         50,142          36,603
Raw materials....................................     481,723        461,090         191,182
                                                     --------       --------        --------
          Total inventory........................    $598,586       $565,164        $291,760
                                                     ========       ========        ========

                                   PODS, INC.

6.  PROPERTY AND EQUIPMENT

     The Company's property and equipment is summarized as follows:

                                                   DECEMBER 31    SEPTEMBER 30,   DECEMBER 31,
                                                       2000           2000            1999
                                                   ------------   -------------   ------------
                                                   (UNAUDITED)
Equipment........................................   $1,071,524     $  995,613      $ 553,486
Furniture........................................       93,814         85,507         39,214
Leasehold improvements...........................      148,794        148,794        109,210
Computer equipment and software..................      404,363        396,291        227,505
Vehicle..........................................       24,869         24,869         24,869
                                                    ----------     ----------      ---------
          Total property and equipment...........    1,734,364      1,651,074        954,284
Accumulated depreciation.........................     (303,618)      (243,169)      (112,720)
                                                    ----------     ----------      ---------
Property and equipment, net......................   $1,439,746     $1,407,905      $ 841,564
                                                    ==========     ==========      =========

     Assets recorded under capital leases are included in property, equipment and rental equipment are as follows:

                                                   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                       2000           2000            1999
                                                   ------------   -------------   ------------
                                                   (UNAUDITED)
PODS(R)..........................................   $  279,128      $279,128        $279,128
Hydraulic lifts..................................      161,265       161,265         136,265
Equipment........................................      411,853       411,853          36,978
                                                    ----------      --------        --------
                                                       852,246       852,246         452,371
Accumulated depreciation.........................      (93,935)      (72,163)        (27,099)
                                                    ----------      --------        --------
                                                    $  758,311      $780,083        $425,272
                                                    ==========      ========        ========

     Depreciation expense for the nine months ended September 30, 2000, and for the year ended December 31, 1999, includes depreciation on portable storage units, hydraulic lifts and equipment under capital lease of $72,994 and $27,099, respectively. Depreciation expense for the three months ended December 31, 2000 and 1999, includes depreciation on portable storage units, hydraulic lifts and equipment under capital lease of $21,773 and $11,678, respectively.

7.  LEASING ARRANGEMENTS AND COMMITMENTS

     The Company leases vehicles, office equipment and office and warehouse space under operating leases having terms from two to six years. Certain of these leases include renewal options for periods up to two years. Rental expense for the nine months ended September 30, 2000 and the year ended December 31, 1999 was $643,396 and $511,952, respectively. Rental expense for the three month periods ended December 31, 2000 and 1999 was $255,023 and $205,444, respectively.

     In December 1999, the Company moved to new leased warehouse space and abandoned the old warehouse space. The old warehouse had a lease term that expired in April 2000. The Company had accrued the remaining lease payments of $39,055 at December 31, 1999.

                                   PODS, INC.

     Future minimum annual lease payments under the above operating leases are as follows:

                                                     SEPTEMBER      DECEMBER
                                                        30,            31,
                                                        2000          2000
                                                    ------------   -----------
                                                                   (UNAUDITED)
2001..............................................   $1,006,748     1,623,283
2002..............................................    1,117,594     1,097,337
2003..............................................    1,132,174     1,111,638
2004..............................................      858,463       621,405
2005..............................................      235,249       180,539
Thereafter........................................      495,960       471,888
                                                     ----------    ----------
                                                     $4,846,188    $4,506,090
                                                     ==========    ==========

8.  LONG-TERM OBLIGATIONS

     Long-term obligations are summarized as follows:

                                                   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                       2000           2000            1999
                                                   ------------   -------------   ------------
                                                   (UNAUDITED)
$100,000 line of credit due on demand, interest
  at 9% due monthly; collateralized by certain
  assets.........................................   $       --     $       --     $   100,000
10% note payable, principal and interest due on
  September 30, 2003; collateralized by
  software.......................................       80,000         80,000          80,000
Notes payable, principal and interest payable in
  installments through September 2004, interest
  at varying rates from 7.75% to 9.5%;
  collateralized by certain assets...............    2,212,603      1,625,543         835,059
Capital leases, principal and interest payable in
  installments through 2005, interest at varying
  rates from 8.0% to 9.18%.......................      699,994        732,224         422,822
                                                    ----------     ----------     -----------
                                                     2,992,597      2,437,767       2,437,767
Less current portion.............................     (868,715)      (693,165)       (533,373)
                                                    ----------     ----------     -----------
Due after one year...............................   $2,123,882     $1,744,602     $   904,508
                                                    ==========     ==========     ===========

     The carrying value of the Company's debt approximates fair value.


     Certain of the above notes are personally guaranteed by certain stockholders and directors of the Company. During the nine months ended September 30, 2000, the Company granted 200,000 options to purchase the Company's common stock at $1 per share to certain guaranteeing stockholders and directors in exchange for their personal guarantees. In October 2000 the Company granted 50,000 options to purchase the Company's Common Stock at a price of $1.00 in exchange for a personal guarantee. The total fair value of the options granted as of September 30, and December 31, 2000 is $66,660 and $184,325 respectively, and is included in other noncurrent assets in the Company's balance sheet. The fair value of the options granted was calculated using the Black-Scholes Model with an estimated market value of the common stock, which took into consideration recent and anticipated sales of the Company's common stock. Amortization of this asset is recorded as interest expense and amounted to $1,945 during the nine months ended September 30, 2000 and $11,503 during the three months ended December 31, 2000.

                                   PODS, INC.

     Cash paid for interest during the nine months ended September 30, 2000 and the year ended December 31, 1000 was $109,713 and $93,461, respectively. Cash paid for interest during the three months ended December 31, 2000 and 1999 was $84,315 and $44,035, respectively.

     Annual maturities of long-term debt are summarized as follows:

                                                   DECEMBER 31,   SEPTEMBER 30,
                                                       2000           2000
                                                   ------------   -------------
                                                   (UNAUDITED)
2001.............................................   $  721,857     $  541,997
2002.............................................      504,490        346,242
2003.............................................      536,322        329,368
2004.............................................      318,422        260,479
2005.............................................      211,512        227,457
                                                    ----------     ----------
                                                    $2,292,603     $1,705,543
                                                    ==========     ==========

     Future minimum lease payments on capital leases are summarized as follows:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  2000           2000
                                                              ------------   -------------
                                                              (UNAUDITED)
2001........................................................    $197,148       $205,778
2002........................................................     192,566        195,061
2003........................................................     183,438        186,340
2004........................................................     149,879        164,433
2005........................................................      77,627         91,365
Thereafter..................................................      26,136         32,775
                                                                --------       --------
                                                                 826,794        875,752
Less amount representing interest...........................    (126,800)      (143,528)
                                                                --------       --------
Present value of minimum lease payments (includes current
  portion of $146,858 and $151,168 at December 31, 2000 and
  September 30, 2000, respectively.)........................    $699,994       $732,224
                                                                ========       ========

9.  INCOME TAXES

     At September 30, 2000 and December 31, 1999, the Company had temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts measured by the tax laws. The Company also has net operating loss carryforwards available to offset future taxable income.

                                   PODS, INC.

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                          DEFERRED TAX
                                                                       ASSETS/LIABILITIES
                                                                  ----------------------------
                                                   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
TEMPORARY DIFFERENCES/CARRYFORWARDS                    2000           2000            1999
-----------------------------------                ------------   -------------   ------------
                                                   (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforward................   $1,095,608      $ 882,696      $ 332,481
  Deferred rental income.........................      115,795         59,838             --
  Other..........................................       50,710         51,789         27,488
                                                    ----------      ---------      ---------
          Total deferred tax assets..............    1,262,113        994,323        359,969
Deferred tax liabilities:
  Property and equipment.........................      354,377        300,697        145,435
                                                    ----------      ---------      ---------
          Total deferred tax liability...........      354,377        300,697        145,435
Less valuation allowance.........................      907,736       (693,626)      (214,534)
                                                    ----------      ---------      ---------
Net deferred tax asset...........................           --      $      --      $      --
                                                    ==========      =========      =========

     Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is required as equal to the full amount of the net deferred tax asset. During the nine months ended September 30, 2000 and the year ended December 31, 1999, the valuation allowance increased by $479,092 and $214,534, respectively.

     At September 30, 2000, the Company's net operating loss carryforward for federal income tax purposes is approximately $2,346,000, which expires in 2019 and 2020.

     During 1999, the enterprise changed its tax status from nontaxable status (Limited Liability Company or LLC) to taxable status (C corporation). As an LLC, the taxable income and losses were attributable and taxable to the owners of the LLC and were not subject to taxation to the enterprise. Upon conversion to C corporation status, the enterprise became a taxable entity. As such, the tax effects of the change in tax status are included in income.

10.  STOCKHOLDERS' EQUITY

     On September 3, 1999, PODS, LLC transferred all of its assets and liabilities to the Company (PODS, Inc.), which previously had no assets or liabilities. In exchange, PODS, LLC received 7,000,000 shares of stock in PODS, Inc.

     During September and October 1999, the Company sold 3,783,172 shares of stock for $1 per share in a private placement. In connection with the offering, costs were incurred totaling $280,658, of which $220,065 was paid through the issuance of 220,065 shares of the Company's common stock.

     In December, 1999, the Company entered into a Stockholders' Agreement with all of its stockholders which includes the following provisions:

     - restrictions on disposition of the Company's common stock;

     - rights of first refusal if the Company's common stock is being sold;

     - rights of co-sale if the Company's common stock is being sold;

                                   PODS, INC.

     - requirements to sell the Company's common stock if shareholders owning more than 33.3% wish to sell their shares;

     - preemptive rights to subscribe to additional shares of the Company's common stock; and

     - registration rights.

11.  LOSS PER SHARE

     The 7,000,000 shares issued to PODS LLC in connection with the transfer of assets from PODS LLC to the Company in September 1999 have been treated as outstanding for the entire year ended December 31, 1999 for purposes of calculating the weighted average shares outstanding, basic and diluted.

     Options to purchase shares of common stock were not included in the computation of diluted loss per share because of the antidilutive effect of the options on the loss per share calculation.

12.  STOCK OPTION GRANTS


     During the nine months ended September 30, 2000, the Board of Directors adopted the 2000 Stock Option Plan (the Plan). Under the terms of the Plan, 1,100,000 shares of the Company's common stock may be subject to option and sold. During the three months ended December 31, 2000, the Company granted 275,000 incentive stock options to purchase its common stock to Company employees and Board of Director members under the Plan. The Per Share Option Price was set based on Managements' estimate of the market value of the Company's common stock at the time of the grant of the incentive stock option. The Value of the Company's common stock was estimated by management taking into consideration recent and anticipated sales of the Company's common stock. Those options have an exercise price of $1 to $3 per share and life of ten years; and are subject to vesting based on length of service.


     The following table summarizes the stock option activity through December 31, 2000:


                                                                           PER SHARE
                                                              NUMBER OF      OPTION
                                                               SHARES        PRICE
                                                              ---------   ------------
Outstanding at December 31, 1999............................        --            --
Granted.....................................................   170,250            $1
Exercised...................................................        --            --
Cancelled...................................................        --            --
                                                               -------      --------
Outstanding at September 30, 2000...........................   170,250            $1
                                                               =======      ========
Exercisable at September 30, 2000...........................        --            $1
                                                               =======      ========
Outstanding at September 30, 2000...........................   170,250            $1
Granted.....................................................   250,000            $1
Granted.....................................................    25,000            $3
Exercised...................................................        --            --
Cancelled...................................................        --            --
                                                               -------      --------
Outstanding at December 31, 2000 (Unaudited)................   420,250            $1
                                                               =======      ========
Outstanding at December 31, 2000 (Unaudited)................    25,000            $3
                                                               =======      ========
Exercisable at December 31, 2000 (Unaudited)................        --      $1 to $3
                                                               =======      ========


     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, but applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its incentive stock options.

                                   PODS, INC.

Therefore, no compensation expense has been recognized for stock options granted to Company employees and board members at fair market value. Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of that statement. If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed in SFAS No. 123, net loss would have been increased to $1,292,633 for the nine months ended September 30, 2000.

     The fair value for these options was estimated at the date of grant using the Minimum Value option pricing model with the following assumptions:

Risk free interest rate.....................................  5.8%
Dividend yield..............................................   --
Expected life of options (in years).........................    7

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HERETO.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Forward-Looking Statements............    6
Use of Proceeds.......................    6
Our Business..........................    7
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Our Management........................   27
Principal Shareholders................   30
Related Party Transactions............   31
Description of the Debentures.........   32
Description of Our Common Stock.......   37
Plan of Distribution..................   37
Legal Matters.........................   38
Experts...............................   38
Where You Can Find More Information...   38
Index to Financial Statements.........  F-1


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                  [PODS LOGO]
                                   PODS, INC.
                             ---------------------

                                   PROSPECTUS

                             ---------------------
                                          , 2001
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. The Registrant has entered into Indemnification Agreements with its directors and executive officers in which the Registrant has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act, including in circumstances in which indemnification and advancement of expenses are discretionary under the Florida Act. The indemnification provided by the Florida Act is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense. The Registrant intends to obtain a liability insurance policy for its directors and officers as permitted by the Florida Act, which may extend to, among other things, liability arising under the Securities Act of 1933, as amended.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commission. All of the amounts shown are estimates, except the Commission, NASD and Nasdaq fees.


SEC Registration Fee........................................  $  2,500
Blue Sky Fees and Expenses*.................................     2,000
Accounting Fees and Expenses*...............................    60,000
Printing Expenses*..........................................    50,000
Legal Fees and Legal Expenses*..............................   160,000
Miscellaneous Expenses*.....................................    50,000
                                                              --------
          TOTAL.............................................  $324,500
                                                              ========


---------------

* Estimated. Legal fees vary with the amount of debentures sold.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Registrant has issued the following securities that were not registered under the Securities Act. The securities were offered and sold by us in reliance upon the exemptions provided under
Section 4(2) of the Securities Act, Rule 506 of Regulation D, and/or Rule 701 under the Securities Act. All sales were made without an underwriter or selling agent. Any certificates evidencing the securities sold bear a restrictive legend that prohibits transfer without registration or an applicable exemption.

     In September, 1999, upon its initial capitalization, the Registrant issued to PODS, LLC 7 million shares of its common stock in return for all of the assets of PODS, LLC. All three of the beneficial owners of PODS, LLC at that time were executive officers of and active participants in the PODS, LLC business transferred to the Registrant. As such, they were knowledgeable about the business, were financially sophisticated and had access to all information about PODS, LLC and the Registrant.

     In September, 1999, the Registrant sold 4,003,273 shares of common stock to 29 persons in a private placement conducted pursuant to Rule 506 of Regulation D solely to persons the Registrant believes to be accredited investors. The Registrants' directors or their affiliates purchased 1,063,237 of these shares. The shares were sold for $1 per share. There were no underwriting discounts or commissions paid. The Registrant required each purchaser to complete a questionnaire evidencing that they were accredited investors. No general solicitation or advertising was used to offer the securities. Each purchase certified to the Registrant that he was purchasing the securities for himself, written disclosure was made that the securities were not registered under the Act and therefore cannot be resold unless they are registered under the Act or unless an exemption from registration is available, and the certificates evidencing such securities are inscribed with a restrictive legend stating that the securities have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the securities. 220,065 of such shares were issued to W. Keith Schilit, an accredited investor and a director of the Registrant, in return for financial and strategic advisory services performed by his consulting firm.


     In 2000 and 2001, the Registrant granted options to purchase a total of 495,250 shares of our common stock under our 2000 Stock Option Plan to our directors and employees. The aggregate value of the options on the grant dates did not exceed the limit set forth in Rule 701(d)(2).

     In 2000, we granted options to five of the Registrant's directors and executive officers and two other shareholders to purchase a total of 250,000 shares of our common stock in return for personal guaranties of our loans. Each of the directors and the two shareholders are accredited investors and each of the executive officers are knowledgeable and experienced in financial and business matters.

ITEM 27.  EXHIBITS


EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
 3.1(+)    --   Articles of Incorporation of Registrant.
 3.2(+)    --   Articles of Amendment to Articles of Incorporation of
                  Registrant.
 3.3(+)    --   Bylaws of Registrant.
 4.1(*)    --   Revised Form of Series A Subordinated Convertible Debenture.
 4.2(*)    --   Revised Form of Trust Indenture for Series A Subordinated
                  Convertible Debentures.
 4.3(*)    --   Revised Form of Escrow Agreement between SunTrust Bank and the Registrant for Series A Subordinated Convertible
                  Debentures.
 4.4(+)    --   Promissory Note between Rope Developments and Pinellas
                  Community Bank dated April 16, 1997. (Principal amount of
                  $27,000).
 4.5(+)    --   Promissory Note between Rope Developments and Citizens Bank
                  & Trust dated April 10, 1998. (Principal amount of
                  $19,699.22).
 4.6(+)    --   Promissory Note between Rope Developments and Citizens Bank
                  & Trust dated September 1, 1998. (Principal amount of
                  $44,000).
 4.7(+)    --   Commercial Security Agreement between Rope Developments and
                  Citizens Bank & Trust dated September 1, 1998.
 4.8(+)    --   Intentionally Omitted
 4.9(+)    --   Promissory Note between PODS, Inc, and Peoples Bank dated
                  August 6, 1999. (Principal amount of $100,000).
4.10(+)    --   Commercial Security Agreement between PODS, Inc. and Peoples
                  Bank dated August 6, 1999.
4.11(+)    --   Business Loan Agreement dated September 3, 1999 between
                  PODS, Inc. and First National Bank of Florida. (Principal
                  amount of $15,526,87).

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
4.12(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $15,526.87).
4.13(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.14(+)    --   Business Loan Agreement dated September 3, 1999 between
                  PODS, Inc. and First National Bank of Florida. (Principal
                  amount of $37,263.07).
4.15(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $37,263.07).
4.16(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.17(+)    --   Business Loan Agreement dated September 3, 1999 between
                  PODS, Inc. and First National Bank of Florida. (Principal
                  amount of $79,636.41).
4.18(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $79,636.41).
4.19(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.20(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $87,541.03).
4.21(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $87,541.03).
4.22(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.23(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $87,813.37).
4.24(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $87,813.37).
4.25(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.26(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $93,261.60)
4.27(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $93,261.60).
4.28(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.29(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $99,046.99).
4.30(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $99,046.99).
4.31(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.32(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $101,797.18).
4.33(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $101,797.18).
4.34(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.35(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $101,813.49).
4.36(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $101,813.49).

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
4.37(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.38(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $140,084.20).
4.39(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $140,084.20).
4.40(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.41(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  September 15, 1999. (Principal amount of $62,365.40).
4.42(+)    --   Commercial Security Agreement between PODS, Inc. and Peoples
                  Bank dated September 15, 1999.
4.43(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  May 23, 2000. (Principal amount of $500,000).
4.44(+)    --   Commercial Security Agreement between PODS, Inc. and Peoples
                  Bank dated May 23, 2000.
4.45(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  September 5, 2000. (Principal amount of $500,000).
4.46(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated October 18, 2000.
                  (Principal amount of $500,000).
4.47(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated October 18, 2000. (Principal amount of
                  $500,000).
4.48(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated October 18, 2000.
4.49(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  December 19, 2000. (Principal amount of $250,000).
4.50(+)    --   Promissory Note between PODS, Inc. and PowerCerv
                  Technologies Corporation dated September 30, 1999.
                  (Principal amount of $80,000).
 5(+)      --   Opinion and Consent of Johnson, Blakely, Pope, Bokor, Ruppel
                  & Burns, P.A.
10.1(+)    --   Organizational Written Action of The Board of Directors of
                  PODS, Inc. pursuant to which PODS, Inc. acquired the
                  assets of PODS, LLC.
10.2(+)    --   Stockholders' Agreement.
10.3(+)    --   Form of Indemnification Agreements between Registrant and
                  its directors.
10.4(+)    --   Employment Agreement between PODS, Inc. and R. Paul Umberg dated April 4, 2000.
10.5(+)    --   Employment Agreement between PODS, Inc. and Thomas M.
                  Calcaterra dated February 1, 2000.
10.6(+)    --   Lease dated December   ,1998 between MICP Realty Associates
                  No. 2, MICP Realty Associates No. 3, MICP Realty
                  Associates No. 4, and MICP Realty Associates No. 5 (all as
                  landlord) and Portables On Demand Storage, LLC.
10.7(+)    --   Rider dated January 5, 1999 to Lease dated December 31,
                  1998.
10.8(+)    --   Lease Expansion Agreement dated June 18, 1998 between MICP
                  Realty Associates Nos. 2, 3, 4 and 5 and Portables On
                  Demand Storage, LLC.
10.9(+)    --   Warehouse Lease dated May 24, 1999 between Wes-Flo Co. and
                  PODS, LLC.

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
10.10(+)   --   Business Lease dated September 17, 1999 between Fundamental
                  Hopkins Easton No. 11, Inc. and PODS, Inc.
10.11(+)   --   Lease between William B. Shirley and PODS, Inc. dated
                  February 24, 2000.
10.12(+)   --   Form of Stock Option Grants dated August 23, 2000 between
                  each of the Registrant and Peter J. Warhurst, Philip
                  Doganiero, Dennis Martino, and W. Keith Schilit regarding
                  loan guarantees.
10.13(+)   --   2000 Stock Option Plan.
23.1(*)    --   Consent of Ernst & Young LLP.
23.2(+)    --   Consent of Johnson, Blakely, Pope, Bokor, Ruppel & Burns,
                  P.A. (included in Exhibit 5)
24.1(+)    --   Power of Attorney (included in the signature page of the
                  registration statement).

---------------
(*) Filed herewith
(+) Previously filed.

ITEM 28.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) Insofar as indemnification for liabilities arising from the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) To file, during any period in which it offers or sells securities registered hereby, a post-effective amendment to this registration statement to:

        (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

        (iii) include any additional or changed material information on the plan of distribution.

     (3) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (4) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, Florida, on the 27th day of April, 2001.


                                          By: /s/ Peter S. Warhurst
                                            ------------------------------------
                                              Name: Peter S. Warhurst
                                            Title: President

                               POWER OF ATTORNEY

     In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.


                      SIGNATURE                                    CAPACITY                   DATE
                      ---------                                    --------                   ----

                /s/ PETER S. WARHURST                  President, Chief Executive        April 27, 2001
-----------------------------------------------------  Officer and Chairman of the
                  Peter S. Warhurst                    Board

              /s/ THOMAS M. CALCATERRA                 Chief Financial Officer           April 27, 2001
-----------------------------------------------------
                Thomas M. Calcaterra

                /s/ PHILIP DOGANIERO*                  Director                          April 27, 2001
-----------------------------------------------------
                  Philip Doganiero

                 /s/ DENNIS MARTINO*                   Director                          April 27, 2001
-----------------------------------------------------
                   Dennis Martino

                /s/ W. KEITH SCHILIT*                  Director                          April 27, 2001
-----------------------------------------------------
                  W. Keith Schilit

              /s/ MARTIN H. SCHWEITZER*                Director                          April 27, 2001
-----------------------------------------------------
                Martin H. Schweitzer

            *By: /s/ THOMAS M. CALCATERRA
-----------------------------------------------------
                Thomas M. Calcaterra
                 (attorney in fact)

                                 EXHIBIT INDEX


EXHIBIT                                                                      PAGE NUMBER OR
NUMBER        DESCRIPTION                                                   METHOD OF FILING
-------       -----------                                                   ----------------
  3.1    --   Articles of Incorporation of Registrant.                            (+)
  3.2    --   Articles of Amendment to Articles of Incorporation of               (+)
                Registrant.
  3.3    --   Bylaws of Registrant.                                               (+)
  4.1    --   Revised Form of Series A Subordinated Convertible Debenture.        (+)
  4.2    --   Revised Form of Trust Indenture for Series A Subordinated           (*)
                Convertible Debentures.
  4.3    --   Revised Form of Escrow Agreement between SunTrust Bank and          (*)
                the Registrant for Series A Subordinated Convertible
                Debentures.
  4.4    --   Promissory Note between Rope Developments and Pinellas              (+)
                Community Bank dated April 16, 1997. (Principal Amount of
                $27,000).
  4.5    --   Promissory Note between Rope Developments and Citizens Bank         (+)
                & Trust dated April 10, 1998. (Principal Amount of
                $19,699.22).
  4.6    --   Promissory Note between Rope Developments and Citizens Bank         (+)
                & Trust dated September 1, 1998. (Principal Amount of
                $44,000).
  4.7    --   Commercial Security Agreement between Rope Developments and         (+)
                Citizens Bank & Trust dated September 1, 1998.
  4.8    --   Intentionally Omitted
  4.9    --   Promissory Note between PODS, Inc. and Peoples Bank dated           (+)
                August 6, 1999. (Principal Amount of $100,000).
  4.10   --   Commercial Security Agreement between PODS, Inc. and Peoples        (+)
                Bank dated August 6, 1999.
  4.11   --   Business Loan Agreement dated September 3, 1999 between             (+)
                PODS, Inc. and First National Bank of Florida. (Principal
                Amount of $15,526.87).
  4.12   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $15,526.87).
  4.13   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.14   --   Business Loan Agreement dated September 3, 1999 between             (+)
                PODS, Inc. and First National Bank of Florida. (Principal
                Amount of $37,263.07).
  4.15   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $37,263.07).
  4.16   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.17   --   Business Loan Agreement dated September 3, 1999 between             (+)
                PODS, Inc. and First National Bank of Florida. (Principal
                Amount of $79,636.41).
  4.18   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $79,636.41).
  4.19   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.20   --   Business Loan Agreement between PODS, Inc. and First                (+)
                National Bank of Florida dated September 3, 1999.
                (Principal Amount of $87,541.03).
  4.21   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $87,541.03).

EXHIBIT                                                                      PAGE NUMBER OR
NUMBER        DESCRIPTION                                                   METHOD OF FILING
-------       -----------                                                   ----------------
  4.22   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.23   --   Business Loans Agreement between PODS, Inc. and First               (+)
                National Bank of Florida dated September 3, 1999.
                (Principal Amount of $87,813.37).
  4.24   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $87,813.37).
  4.25   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.26   --   Business Loan Agreement between PODS, Inc. and First                (+)
                National Bank of Florida dated September 3, 1999.
                (Principal Amount of $93,261.60).
  4.27   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $93,261.60).
  4.28   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.29   --   Business Loan Agreement between PODS, Inc. and First                (+)
                National Bank of Florida dated September 3, 1999.
                (Principal Amount of $99,046.99).
  4.30   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $99,046.99).
  4.31   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.32   --   Business Loan Agreement between PODS, Inc. and First                (+)
                National Bank of Florida dated September 3, 1999.
                (Principal Amount of $101,797.18).
  4.33   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $101,797.18).
  4.34   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.35   --   Business Loan Agreement between PODS, Inc. and First                (+)
                National Bank of Florida dated September 3, 1999.
                (Principal Amount of $101,813.49).
  4.36   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $101,813.49).
  4.37   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.38   --   Business Loan Agreement between PODS, Inc. and First                (+)
                National Bank of Florida dated September 3, 1999.
                (Principal Amount of $140,084.20).
  4.39   --   Promissory Note between PODS, Inc. and First National Bank          (+)
                of Florida dated September 3, 1999. (Principal Amount of
                $140,084.20).
  4.40   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated September 3, 1999.
  4.41   --   Promissory Note between PODS, Inc. and Peoples Bank dated           (+)
                September 15, 1999. (Principal Amount of $62,365.40).
  4.42   --   Commercial Security Agreement between PODS, Inc. and Peoples        (+)
                Bank dated September 15, 1999.
  4.43   --   Promissory Note between PODS, Inc. and Peoples Bank dated           (+)
                May 23, 2000. (Principal Amount of $500,000).
  4.44   --   Commercial Security Agreement between PODS, Inc. and Peoples        (+)
                Bank dated May 23, 2000.
  4.45   --   Promissory Note between PODS, Inc. and Peoples Bank dated           (+)
                September 5, 2000. (Principal Amount of $500,000).
  4.46   --   Business Loan Agreement between PODS, Inc. and First                (+)
                National Bank of Florida dated October 18, 2000.
                (Principal Amount of $500,000).

EXHIBIT                                                                      PAGE NUMBER OR
NUMBER        DESCRIPTION                                                   METHOD OF FILING
-------       -----------                                                   ----------------
  4.47   --   Promissory Note between PODS, Inc. and First National Bank of Florida dated October 18, 2000. (Principal amount of
                $500,000).
  4.48   --   Commercial Security Agreement between PODS, Inc. and First          (+)
                National Bank of Florida dated October 18, 2000.
  4.49   --   Promissory Note between PODS, Inc. and Peoples Bank dated           (+)
                December 19, 2000. (Principal amount of $250,000).
  4.50   --   Promissory Note between PODS, Inc. and PowerCerv                    (+)
                Technologies Corporation dated September 30, 1999.
                (Principal amount of $80,000).
  5      --   Opinion and Consent of Johnson, Blakely, Pope, Bokor, Ruppel        (+)
                & Burns, P.A.
 10.1    --   Organizational Written Action of The Board of Directors of          (+)
                PODS, Inc. pursuant to which PODS, Inc. acquired the
                assets of PODS, LLC.
 10.2    --   Stockholders' Agreement.                                            (+)
 10.3    --   Form of Indemnification Agreements between Registrant and is        (+)
                directors.
 10.4    --   Employment Agreement between PODS, Inc. and R. Paul Umberg          (+)
                dated April 4, 2000.
 10.5    --   Employment Agreement between PODS, Inc. and Thomas M.               (+)
                Calcaterra dated February 1, 2000.
 10.6    --   Lease dated December   , 1998 between MICP Realty Associates        (+)
                No. 2, MICP Realty Associates No. 3, MICP Realty
                Associates No. 4, and MICP Realty Associates No. 5 (all as
                landlord) and Portables On Demand Storage, LLC.
 10.7    --   Rider dated January 5, 1999 to Lease dated December 31,             (+)
                1998.
 10.8    --   Lease Expansion Agreement dated June 18, 1998 between MICP          (+)
                Realty Associates Nos. 2, 3, 4 and 5 and Portables On
                Demand Storage, LLC.
 10.9    --   Warehouse Lease dated May 24, 1999 between Wes-Flo Co. and          (+)
                PODS, LLC.
 10.10   --   Business Lease dated September 17, 1999 between Fundamental         (+)
                Hopkins Easton No. 11, Inc. and PODS, Inc.
 10.11   --   Lease between William B. Shirley and PODS, Inc. dated               (+)
                February 24, 2000.
 10.12   --   Form of Stock Option Grants dated August 23, 2000 between           (+)
                each of the Registrant and Peter J. Warhurst, Philip
                Doganiero, Dennis Martino, and W. Keith Schilit regarding
                loan guarantees.
 10.13   --   2000 Stock Option Plan.                                             (+)
 23.1    --   Consent of Ernst & Young LLP.                                       (*)
 23.2    --   Consent of Johnson, Blakely, Pope, Bokor, Ruppel & Burns,           (+)
                P.A. (included in Exhibit 5).
 24.1    --   Power of Attorney (included in the signature page of the            (+)
                registration statement).


---------------
+ Previously filed.

* Filed herewith.